Brookfield Business Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at September 30, 2019 and December 31, 2018 and for the
three and nine months ended September 30, 2019 and 2018

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	September 30, 2019	December 31, 2018
Current Assets
Cash and cash equivalents	4	$3,018	$1,949
Financial assets	5	910	886
Accounts and other receivable, net	6	5,212	4,307
Inventory, net	7	3,147	1,562
Assets held for sale	8	63	63
Other assets	9	1,187	1,014
		13,537	9,781
Financial assets	5	748	483
Accounts and other receivable, net	6	805	853
Other assets	9	461	499
Property, plant and equipment	10	14,124	6,947
Deferred income tax assets		557	280
Intangible assets	3, 11	11,252	5,523
Equity accounted investments	13	1,246	541
Goodwill	3, 12	5,118	2,411
		$47,848	$27,318
Liabilities and equity
Current Liabilities
Accounts payable and other	14	$9,671	$7,188
Liabilities associated with assets held for sale	8	10	9
Corporate borrowings	16	—	—
Non-recourse subsidiary borrowings	16	1,613	1,819
		11,294	9,016
Accounts payable and other	14	5,041	1,894
Non-recourse subsidiary borrowings	16	20,352	9,047
Deferred income tax liabilities		1,737	867
		$38,424	$20,824
Equity
Limited partners	19	$2,151	$1,548
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	19	1,703	1,415
Interest of others in operating subsidiaries		5,570	3,531
		9,424	6,494
		$47,848	$27,318

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS, except per unit amounts)	Notes	2019	2018	2019	2018
Revenues	22	$11,794	$9,990	$31,712	$26,959
Direct operating costs	21	(10,389)	(9,080)	(28,358)	(24,929)
General and administrative expenses	22	(215)	(174)	(604)	(434)
Depreciation and amortization expense	22	(534)	(251)	(1,286)	(462)
Interest income (expense), net	22	(389)	(148)	(886)	(317)
Equity accounted income, net	13	32	(9)	62	1
Impairment expense, net	10, 12	—	(180)	(324)	(180)
Gain (loss) on acquisitions/dispositions, net	8	16	247	536	353
Other income (expenses), net		(83)	(42)	(354)	(63)
Income (loss) before income tax		232	353	498	928
Income tax (expense) recovery
Current		(108)	(43)	(231)	(123)
Deferred		58	(25)	80	4
Net income (loss)		$182	$285	$347	$809
Attributable to:
Limited partners		$13	$(1)	$100	$4
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		11	—	93	4
Special Limited Partners	19	—	94	—	278
Interest of others in operating subsidiaries		158	192	154	523
		$182	$285	$347	$809
Basic and diluted earnings per limited partner unit	19	$0.16	$—	$1.41	$0.06

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	Notes	2019	2018	2019	2018
Net income (loss)		$182	$285	$347	$809
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$(408)	$(38)	$(308)	$(361)
Net investment and cash flow hedges	4	72	(1)	(52)	79
Equity accounted investment	13	—	3	—	—
Taxes on the above items		5	(8)	11	(12)
Reclassification to profit or loss on disposal		(2)	—	6	—
		(333)	(44)	(343)	(294)

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations		12	—	27	—
Fair value through other comprehensive income		44	6	54	62
Taxes on the above item		(1)	—	(2)	(1)
Total other comprehensive income (loss)		(278)	(38)	(264)	(233)
Comprehensive income (loss)		$(96)	$247	$83	$576
Attributable to:
Limited partners		$(29)	$(7)	$59	$(33)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		(26)	(6)	57	(32)
Special Limited Partners		—	94	—	278
Interest of others in operating subsidiaries		(41)	166	(33)	363
		$(96)	$247	$83	$576

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Non-Controlling Interests
	Limited Partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.					Special Limited Partners	Preferred Shares
(US$ MILLIONS)	Capital	Retained earnings	Ownership change	Accumulated other comprehensive income (loss) (1)	Limited partners	Capital	Retained earnings	Ownership change	Accumulated other comprehensive income (loss) (1)	Redemption- exchange units	Retained earnings	Capital	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2019	$1,766	$(237)	$205	$(186)	$1,548	$1,674	$(234)	$195	$(235)	$1,400	$—	$15	$3,531	$6,494
Net income (loss)	—	100	—	—	100	—	93	—	—	93	—	—	154	347
Other comprehensive income (loss)	—	—	—	(41)	(41)	—	—	—	(36)	(36)	—	—	(187)	(264)
Total comprehensive income (loss)	—	100	—	(41)	59	—	93	—	(36)	57	—	—	(33)	83
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	132	132
Distributions	—	(13)	—	—	(13)	—	(12)	—	—	(12)	—	—	(828)	(853)
Unit repurchases (2)	(7)	—	—	—	(7)	—	—	—	—	—	—	—	—	(7)
Ownership change (3)	—	—	(8)	—	(8)	—	—	(7)	—	(7)	—	—	(41)	(56)
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	—	—	—	2,809	2,809
Unit issuance (2)	572	—	—	—	572	250	—	—	—	250	—	—	—	822
Balance as at September 30, 2019	$2,331	$(150)	$197	$(227)	$2,151	$1,924	$(153)	$188	$(271)	$1,688	$—	$15	$5,570	$9,424
Balance as at January 1, 2018	$1,766	$(69)	$—	$(112)	$1,585	$1,674	$(71)	$—	$(165)	$1,438	$—	$15	$3,026	$6,064
Adoption of new accounting standards	—	(132)	—	—	(132)	—	(128)	—	—	(128)	—	—	(5)	(265)
Revised opening balance January 1, 2018	1,766	(201)	—	(112)	1,453	1,674	(199)	—	(165)	1,310	—	15	3,021	5,799
Net income (loss)	—	4	—	—	4	—	4	—	—	4	278	—	523	809
Other comprehensive income (loss)	—	—	—	(37)	(37)	—	—	—	(36)	(36)	—	—	(160)	(233)
Total comprehensive income (loss)	—	4	—	(37)	(33)	—	4	—	(36)	(32)	278	—	363	576
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	80	80
Distributions (2)	—	(12)	—	—	(12)	—	(12)	—	—	(12)	(278)	—	(2,153)	(2,455)
Ownership change	—	(93)	205	(1)	111	—	(89)	195	(1)	105	—	—	1,564	1,780
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	—	—	—	696	696
Balance as at September 30, 2018	$1,766	$(302)	$205	$(150)	$1,519	$1,674	$(296)	$195	$(202)	$1,371	$—	$15	$3,571	$6,476
____________________________________

(1)	See Note 20 for additional information.

(2)	See Note 19 for additional information on distributions as it relates to the Special Limited Partners and for additional information on unit issuances and repurchases.

(3)	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

(4)	See Note 3 for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Nine Months Ended September 30,
(US$ MILLIONS)	Notes	2019	2018
Operating Activities
Net income (loss)		$347	$809
Adjusted for the following items:
Equity accounted earnings, net of distributions		(22)	23
Impairment expense, net		324	180
Depreciation and amortization expense		1,286	462
Gain on acquisitions/dispositions, net		(536)	(353)
Provisions and other items		174	14
Deferred income tax expense (recovery)		(80)	(4)
Changes in non-cash working capital, net	23	624	(775)
Cash from operating activities		2,117	356
Financing Activities
Proceeds from non-recourse subsidiary borrowings		13,748	6,539
Repayment of non-recourse subsidiary borrowings		(2,311)	(1,973)
Proceeds from other financing	14	1,733	—
Repayment of other financing		(21)	—
Proceeds from other credit facilities, net		315	416
Lease liability repayment		(143)	—
Capital provided by limited partners and Redemption-Exchange Unitholders	19	822	—
Capital provided by others who have interests in operating subsidiaries		2,475	1,386
Capital repaid to others who have interests in operating subsidiaries		(10)	—
Partnership units repurchased		(7)	—
Distributions to limited partners and Redemption-Exchange Unitholders		(25)	(24)
Distributions to Special Limited Partners Unitholders		—	(232)
Distributions to others who have interests in operating subsidiaries	19	(872)	(1,792)
Cash from (used in) financing activities		15,704	4,320
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(17,076)	(3,354)
Property, plant and equipment and intangible assets		(837)	(345)
Equity accounted investments		(24)	(8)
Financial assets and other		(42)	(417)
Dispositions
Subsidiaries, net of cash disposed		918	—
Property, plant and equipment		58	66
Equity accounted investments		42	143
Financial assets and other		223	9
Net settlement of hedges		41	4
Restricted cash and deposits		86	(59)
Cash from (used in) investing activities		(16,611)	(3,961)
Cash
Change during the period		1,210	715
Impact of foreign exchange on cash		(40)	(51)
Net change in cash classified within assets held for sale		(101)	—
Balance, beginning of year		1,949	1,106
Balance, end of period		$3,018	$1,770

Supplemental cash flow information is presented in Note 23
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018
NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries, (collectively, “the partnership”) own and operate business services and industrial operations (“the Business”) on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as further amended on June 17, 2016. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or “Brookfield” or the “parent company”). Brookfield Business Partners L.P.'s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2018, except for the impact of the adoption of the accounting standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2018 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the partnership’s consolidated financial statements as at and for the year ended December 31, 2018. There have been no significant changes to the method of determining significant estimates and judgments since December 31, 2018, other than changes required as a result of adopting new standards as discussed below.
These unaudited interim condensed consolidated financial statements were approved by the partnership's Board of Directors and authorized for issue on November 8, 2019.

(b)	New accounting policies adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2019.

(i)	Leases
The partnership has applied IFRS 16, Leases (“IFRS 16”) as of its effective date of January 1, 2019. The new standard brings most leases on the statement of financial position, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019. The transition impact is outlined in Note 2(c).
The partnership assesses whether a contract is, or contains, a lease at inception of the contract and recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the partnership recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

The lease liability is initially measured at the present value of the future lease payments, discounted using the interest rate implicit in the lease, if that rate can be determined, or otherwise the incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise i) fixed lease payments, including in-substance fixed payments, less any lease incentives; ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; iii) the amount expected to be payable by the lessee under residual value guarantees; iv) the exercise price of purchase options, if it is reasonably certain that the option will be exercised; and v) payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The partnership remeasures lease liabilities and makes a corresponding adjustment to the related right-of-use asset when i) the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; ii) the lease payments have changed due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or iii) a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. The right-of-use asset is subsequently measured at cost less accumulated depreciation and impairment losses. It is depreciated over the shorter period of the lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the partnership expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts on the commencement date of the lease. The partnership applies IAS 36, Impairment of Assets, to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the property plant and equipment policy.
Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line “direct operating costs” in the consolidated statements of operating results.
The partnership has applied critical judgments in the application of IFRS 16, including: i) identifying whether a contract (or part of a contract) includes a lease; and ii) determining whether it is reasonably certain that lease extension or termination options will be exercised in determining lease terms. The partnership also uses critical estimates in the application of IFRS 16, including the estimation of lease term and determination of the appropriate rate to discount the lease payments.
The partnership has elected to apply the following practical expedients in its application of the standard:

•
To recognize the payments associated with short-term and low value leases on a straight-line basis as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed; and

•	To not allocate contract consideration between lease and non-lease components, but rather account for each lease and non-lease component as a single lease component, on a lease-by-lease basis.

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”), effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. On January 1, 2019, the partnership adopted IFRIC 23 on a modified retrospective basis. The adoption did not have a significant impact on the partnership’s financial results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

(iii)	Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3, Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020, with the option to early adopt beginning January 1, 2019. The amendment clarifies the definition of a business and assists entities in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that to be considered a business, an acquired set of activities and assets must include an input and a substantive process that together significantly contribute to the ability to create outputs. The partnership adopted the IFRS 3 amendment on January 1, 2019 on a prospective basis and the adoption did not have an impact on the partnership’s consolidated financial statements.

(c)	Impact on adoption of new IFRS standards
The partnership has adopted IFRS 16 using the modified retrospective method, whereby any transitional impact is recorded in equity as at January 1, 2019, and comparative periods are not restated. In applying IFRS 16 for the first time, the partnership has applied the following practical expedients permitted by the standard on a lease-by-lease basis. These practical expedients are only available upon adoption and cannot be applied for any new lease executed after adoption:

•	The accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases;

•	The application of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	The application of the policy choice option on adoption to measure the right-of-use assets at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments;

•
The reliance on our assessments of whether leases are onerous applied IAS 37, Provisions, Contingent Liabilities and Contingent Assets, immediately before January 1, 2019, instead of performing an impairment review; and

•	The use of hindsight in determining the lease term if the contract contains options to extend or terminate the lease.
In addition, the partnership has applied the practical expedient available on transition to not reassess whether a contract meets the definition of a lease under IFRS 16 if the contract was, or was not, previously classified as a lease under IAS 17 Leases and IFRIC 4 Determining whether an Arrangement Contains a Lease prior to the adoption of IFRS 16.
As at January 1, 2019, the adoption of IFRS 16 resulted in the recognition of lease liabilities that are recorded in accounts payable and other of $987 million and right-of-use assets that are classified as property, plant, and equipment of $978 million, adjusted for any prepaid or accrued lease payments (including any lease incentives). The adoption of IFRS 16 did not have any impact on equity. The weighted average incremental borrowing rate used in determining the lease liabilities on January 1, 2019 was approximately 4.3%. The difference between the operating lease commitments disclosed applying IAS 17 as at December 31, 2018 and the lease liabilities recognized as at January 1, 2019 is due to discounting using the incremental borrowing rate on January 1, 2019, and short-term and low value leases recognized on a straight-line basis as expense. When comparing results to prior periods, the adoption of IFRS 16 resulted in a reduction of direct operating costs by $61 million and $174 million, an increase to interest and depreciation expense of $11 million and $36 million, and $52 million and $140 million, respectively, for the three and nine months ended September 30, 2019. In addition, under IFRS 16, lease payments are split between cash payments for the interest portion of the lease liability, which are classified as cash flows used in operating activities, and repayments of principal, which are classified as cash flows used in financing activities. In contrast under IAS 17, payments under operating leases were presented as part of cash flows used in operating activities.
NOTE 3.    ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

(a)	Acquisitions completed in the nine months ended September 30, 2019
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates for significant acquisitions.

(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Total (1)
Cash	$1,170	$5	$3,764	$4,939
Non-cash consideration	15	1	—	16
Total Consideration (2)	$1,185	$6	$3,764	$4,955

(US$ MILLIONS)
Cash and cash equivalents	$66	$—	$11	$77
Accounts and other receivable, net	254	2	1,131	1,387
Inventory, net	41	—	1,775	1,816
Assets held for sale	6	—	—	6
Equity accounted investments	9	—	838	847
Property, plant and equipment	3,026	1	3,582	6,609
Intangible assets	291	—	6,420	6,711
Goodwill (3)	1,472	12	1,845	3,329
Deferred income tax asset	93	—	170	263
Financial assets	24	—	27	51
Other assets	—	—	358	358
Accounts payable and other	(634)	(1)	(1,957)	(2,592)
Borrowings	(367)	—	—	(367)
Deferred income tax liabilities	(101)	—	(961)	(1,062)
Net assets acquired before non-controlling interest	4,180	14	13,239	17,433
Non-controlling interest (4)	(2,995)	(8)	(9,475)	(12,478)
Net Assets Acquired	$1,185	$6	$3,764	$4,955
__________________________________

(1)	The initial fair values of acquired assets, liabilities and goodwill for the acquisitions have been determined on a preliminary basis as at the dates of acquisition.

(2)	Excludes consideration attributable to non-controlling interest which represents the interest of others in operating subsidiaries.

(3)	Adjustments to a purchase price allocation within our industrials segment resulted in a $109 million increase to goodwill.

(4)	Non-controlling interests recognized on business combination were measured at fair value.
Business Services
Healthscope Limited (“Healthscope”)
On June 6, 2019, together with institutional partners, the partnership acquired Healthscope, an Australian based healthcare provider that operates private hospitals and provides pathology services. The partnership’s economic interest of 28% was acquired for consideration of $1,156 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $22 million were recorded as other expense on the consolidated statements of operating results. Goodwill of $1,450 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. The goodwill recognized is not deductible for income tax purposes. Intangible assets of $264 million were acquired, primarily comprised of customer contracts.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

The partnership’s results from operations for the nine months ended September 30, 2019 includes $168 million of revenue and $4 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenue of $321 million and net loss of $20 million attributable to the partnership for the nine months ended September 30, 2019.
Ouro Verde Locação e Seviços S.A. (“Ouro Verde”)
On July 8, 2019, the partnership, together with institutional partners, acquired a 38% economic interest in Ouro Verde, a Brazilian heavy equipment and light fleet vehicle management company, for total consideration of $16 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Others
On August 20, 2019, the partnership, through its road fuel storage and distribution business, completed a tuck-in acquisition for consideration of $12 million, acquiring the remaining ownership interests in a terminal storage operator in which it previously had an equity interest. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Industrials
Clarios
On April 30, 2019, together with institutional partners, the partnership acquired Clarios (formerly known as the “Power Solutions Business of Johnson Controls International plc”), a global producer and distributor of automotive batteries. The partnership’s economic interest of 29% was acquired for consideration of $3,764 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $41 million were recorded as other expense on the consolidated statements of operating results. Goodwill of $1,845 million was acquired, which is largely reflective of the potential to innovate and grow the business. $20 million of the goodwill recognized is deductible for income tax purposes. Intangible assets of $6,420 million were acquired, primarily comprised of customer relationships, patented technology, and trademarks. Intangible assets with a finite life will be amortized on a straight-line basis over their remaining weighted average useful lives which range from 14 to 16 years.
The partnership’s results from operations for the nine months ended September 30, 2019 includes $984 million of revenue and $93 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenue of $1,783 million and net loss of $25 million attributable to the partnership for the nine months ended September 30, 2019.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

(b)	Acquisitions completed in 2018
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates:

(US$ MILLIONS)	Business Services (1)	Infrastructure Services (2)	Industrials	Total (3)
Cash	$25	$1,764	$45	$1,834
Non-cash consideration	—	275	—	275
Total Consideration (4)	$25	$2,039	$45	$2,109

(US$ MILLIONS)
Cash and cash equivalents	$36	$592	$30	$658
Accounts and other receivable, net	11	786	75	872
Inventory, net	2	626	58	686
Equity accounted investments	—	328	1	329
Property, plant and equipment	56	4,631	187	4,874
Intangible assets	28	2,544	231	2,803
Goodwill	36	721	180	937
Deferred income tax assets	—	11	27	38
Financial assets	—	410	2	412
Other assets	—	1,234	—	1,234
Accounts payable and other	(28)	(3,290)	(199)	(3,517)
Borrowings	(50)	(3,352)	(266)	(3,668)
Deferred income tax liabilities	(2)	(82)	(72)	(156)
Net assets acquired before non-controlling interest	89	5,159	254	5,502
Non-controlling interest (5) (6)	(64)	(3,120)	(209)	(3,393)
Net Assets Acquired	$25	$2,039	$45	$2,109
__________________________________

(1)	Adjustments to a purchase price allocation within our business services segment resulted in a $5 million increase to goodwill.

(2)
Adjustments to a purchase price allocation within our infrastructure services segment resulted in a decrease in accounts and other receivable of $50 million, a decrease in property, plant and equipment of $38 million, a decrease in intangible assets of $139 million, a decrease in goodwill of $39 million, an increase in financial assets of $93 million, an increase in other assets of $208 million, a decrease in accounts payable and other of $141 million, and a decrease in deferred income tax liabilities of $1 million.

(3)	The initial fair values of acquired assets, liabilities and goodwill for certain acquisitions have been determined on a preliminary basis at the end of the reporting period.

(4)	Excludes consideration attributable to non-controlling interest, which represents the interest of others in operating subsidiaries.

(5)	Non-controlling interest recognized on business combination were measured at fair value for business services and infrastructure services.

(6)	Non-controlling interest recognized on business combination were measured at the proportionate share of fair value of the assets acquired and liabilities assumed for industrials.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

Business Services
In 2018, the partnership, together with institutional investors, acquired Imagine Communications Group Limited and completed tuck-in acquisitions through its investments in its facilities management business and fuel marketing business for total consideration of $25 million attributable to the partnership. On acquisition, the partnership’s voting interest in each of these acquisitions was greater than 50% and gave the partnership control over the business. Accordingly, the partnership consolidates these businesses for financial reporting purposes.
Infrastructure Services
Westinghouse Electric Company (“Westinghouse”)
On August 1, 2018, the partnership, together with institutional investors, acquired a 100% interest in Westinghouse, a leading global provider of infrastructure services to the power generation industry. The partnership's economic interest of 44% was acquired for consideration of $1,686 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $55 million were expensed at the acquisition date and recorded as other expenses on the consolidated statements of operating results. Goodwill of $174 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes. Intangible assets of $2,544 million were acquired, primarily comprised of developed technology and the Westinghouse trade name.
The partnership’s results from operations for the year ended December 31, 2018 includes $743 million of revenue and $37 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of $1,715 million for the year ended December 31, 2018 and net loss of $105 million attributable to the partnership for the year ended December 31, 2018.
Teekay Offshore Partners L.P. (“Teekay Offshore”)
Prior to July 3, 2018, the partnership, together with institutional investors, had a 60% economic interest in Teekay Offshore and a 49% voting interest in Teekay Offshore’s General Partner (“Teekay Offshore GP”). The 60% economic interest in Teekay Offshore was accounted for using the equity method. On July 3, 2018, the partnership, together with institutional investors, exercised its general partner option to acquire an additional 2% voting interest in Teekay Offshore GP, in exchange for one million of warrants and began consolidating the business. On acquisition, the partnership, together with institutional investors, had a 60% economic interest in Teekay Offshore and a 51% voting interest in Teekay Offshore GP, which provided the partnership with control over the business. Accordingly, the partnership has consolidated this business for financial statement purposes. Total consideration for the acquisition was $275 million attributable to the partnership.
Goodwill of $547 million was acquired, which represents benefits we expect to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from operations for the year ended December 31, 2018 includes revenues of $181 million and approximately $46 million of net income attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of $334 million for the year ended December 31, 2018 and net income of $54 million attributable to the partnership for the year ended December 31, 2018.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

The following table provides details of the business combination achieved in stages on a gross basis:

(US$ MILLIONS)	December 31, 2018
Fair value of investment immediately before acquiring control	$651
Less: Carrying value of investment immediately before acquisition	447
Add: Amounts recognized in OCI (1)	2
Remeasurement gain	$206
Gain on extinguishment (2)	44
Gain (loss) on acquisitions/dispositions, net	$250
Total gain on acquisition attributable to non-controlling interest	$135
Total gain on acquisition attributable to the partnership	$115
____________________________________

(1)	Included in carrying value of the investment immediately before acquisition.

(2)	The partnership recognized a total gain on extinguishment of $44 million at the subsidiary level ($18 million on debt and $26 million on warrants).
Industrials
Schoeller Allibert Group B.V. (“Schoeller Allibert”)
On May 15, 2018, the partnership, together with institutional investors, acquired a 70% interest in Schoeller Allibert, one of Europe's leading manufacturers of returnable plastic packaging systems. The partnership’s economic interest of 14% was acquired for consideration of $45 million. The partnership has a 52% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles, or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. Financial instruments classified as fair value through profit or loss are carried at fair value in the unaudited interim condensed consolidated statements of financial position and changes in fair values are recognized in profit or loss.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

The following table provides the details of financial instruments and their associated classifications as at September 30, 2019:

(US$ MILLIONS)
MEASUREMENT BASIS	Fair Value through Profit and Loss	Fair Value through Other Comprehensive Income	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$3,018	$3,018
Accounts and other receivable, net (current and non-current) (1)	78	—	5,939	6,017
Other assets (current and non-current) (2)	—	—	598	598
Financial assets (current and non-current) (3)	648	373	637	1,658
Total	$726	$373	$10,192	$11,291
Financial liabilities
Accounts payable and other (current and non-current)(4)	$575	$190	$10,522	$11,287
Borrowings (current and non-current)	—	—	21,965	21,965
Total	$575	$190	$32,487	$33,252
____________________________________

(1)	Accounts receivable recognized at fair value relates to our mining business.

(2)	Excludes prepayments and other assets of $1,050 million.

(3)	Refer to Hedging Activities in Note 4(a) below.

(4)	Excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and various taxes and duties of $3,425 million.
Included in cash and cash equivalents as at September 30, 2019 is $1,747 million of cash (December 31, 2018: $1,597 million) and $1,271 million of cash equivalents (December 31, 2018: $352 million) which includes $590 million on deposit with Brookfield (December 31, 2018: $244 million), as described in Note 17.
The fair value of all financial assets and liabilities as at September 30, 2019 were consistent with carrying value, with the exception of the borrowings at Teekay Offshore, where fair value determined using Level 1 and Level 2 inputs resulted in a fair value of $2,646 million (December 31, 2018: $2,611 million) versus a carrying value $2,632 million (December 31, 2018: $2,638 million).
Included in financial assets as at September 30, 2019 is $299 million (December 31, 2018: $283 million) of equity instruments designated as measured at fair value through other comprehensive income.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2018:

(US$ MILLIONS)
MEASUREMENT BASIS	Fair Value through Profit and Loss	Fair Value through Other Comprehensive Income	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,949	$1,949
Accounts and other receivable, net (current and non-current) (1)	67	—	5,093	5,160
Other assets (current and non-current) (2)	—	—	563	563
Financial assets (current and non-current) (3)	413	376	580	1,369
Total	$480	$376	$8,185	$9,041
Financial liabilities
Accounts payable and other (4)	$311	$48	$4,679	$5,038
Borrowings (current and non-current)	—	—	10,866	10,866
Total	$311	$48	$15,545	$15,904
____________________________________

(1)	Accounts receivable recognized at fair value relates to our mining business.

(2)	Excludes prepayments and other assets of $950 million.

(3)	Refer to Hedging Activities in Note 4(a) below.

(4)	Excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and various taxes and duties of $4,044 million.

(a)	Hedging activities

Net Investment Hedges
The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three and nine months ended September 30, 2019, pre-tax net gain of $152 million and $77 million (September 30, 2018: pre-tax net loss of $10 million and pre-tax net gain of $57 million), respectively, were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at September 30, 2019, there was a derivative asset balance of $52 million (December 31, 2018: $76 million) and derivative liability balance of $3 million (December 31, 2018: $nil) relating to derivative contracts designated as net investment hedges.
Cash Flow Hedges
The partnership uses commodity swap contracts to hedge the purchase price of decant oil. Foreign exchange contracts and option contracts may be used to hedge highly probable future transactions. The partnership also uses interest rate swaps to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three and nine months ended September 30, 2019, pre-tax net loss of $80 million and $129 million (September 30, 2018: net gains of $9 million and $22 million) were recorded in other comprehensive income for the effective portion of cash flow hedges. As at September 30, 2019, there was a derivative asset balance of $22 million (December 31, 2018: $17 million) and derivative liability balance of $187 million (December 31, 2018: $48 million) relating to the derivative contracts designated as cash flow hedges.
Other derivative instruments are measured at fair value, with changes in fair value recognized in the consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

(b)	Fair value hierarchical levels - financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $287 million (December 31, 2018: $280 million) of financial assets and $35 million (December 31, 2018: $50 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates of what market participants would use in pricing the asset or liability at the measurement date.
There were no transfers between levels during the three and nine months ended September 30, 2019. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at September 30, 2019 and December 31, 2018:

	September 30, 2019			December 31, 2018
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$292	$—	$—	$266	$—	$—
Accounts receivable	—	78	—	—	67	—
Derivative assets	19	419	—	41	202	—
Other financial assets	4	—	287	—	—	280
Total	$315	$497	$287	$307	$269	$280
Financial liabilities
Derivative liabilities	$5	$725	$2	$13	$296	$13
Other financial liabilities	—	—	33	—	—	37
Total	$5	$725	$35	$13	$296	$50

The following table presents the change in the balance of financial assets classified as Level 3 as at September 30, 2019:

(US$ MILLIONS)	September 30, 2019
Balance at beginning of year	$280
Fair value change recorded in net income	8
Fair value change recorded in other comprehensive income	(1)
Balance at end of period	$287

(c)	Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the unaudited interim condensed consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at September 30, 2019, $193 million gross, of financial assets (December 31, 2018: $nil) and $193 million gross, of financial liabilities (December 31, 2018: $nil) were offset in the unaudited interim condensed consolidated statements of financial position.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Current
Marketable securities	$292	$265
Restricted cash	157	376
Derivative contracts	398	223
Loans and notes receivable	63	22
Total current	$910	$886
Non-current
Marketable securities	$—	$1
Restricted cash	198	32
Derivative contracts	40	20
Loans and notes receivable	219	150
Other financial assets (1)	291	280
Total non-current	$748	$483
____________________________________

(1)	Other financial assets include secured debentures to homebuilding companies in our business services segment.
The increase in financial assets from December 31, 2018 is primarily due to fair value movements in derivatives at Greenergy.
NOTE 6.    ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Current, net	$5,212	$4,307
Non-current, net
Accounts receivable	40	37
Retainer on customer contract	124	103
Billing rights	641	713
Total Non-current, net	$805	$853
Total	$6,017	$5,160
The increase in accounts and other receivable, net from December 31, 2018 is primarily due to the acquisition of Clarios, an increase in trade receivables at Greenergy due to an increase in fuel prices at the end of the quarter, and at Multiplex primarily in the Australian operations as a result of higher project activity, partially offset by the dispositions of the partnership's facilities management business and executive relocation business.
Billing rights represent unbilled rights arising at BRK Ambiental from revenue earned from the construction on public concessions contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The construction services business has a retention balance which comprises amounts that have been earned but held back until certain conditions specified in the contract are satisfied.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Raw materials and consumables (1)	$842	$605
Fuel products (2)	584	490
Work in progress	717	258
RTFO certificates (3)	212	95
Finished goods and other (4)	792	114
Carrying amount of inventories	$3,147	$1,562
____________________________________

(1)	Raw materials and consumables are mainly composed of raw materials in the industrials segment.

(2)	Fuel products are traded in active markets and are purchased with a view to resell in the near future. As a result, stocks of fuel products are recorded at fair value based on quoted market prices.

(3)
RTFO certificates held for trading as at September 30, 2019 have a fair value of $10 million (December 31, 2018: $nil). There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.

(4)	Finished goods and other are mainly composed of finished goods inventory in the infrastructure services and industrials segments.
NOTE 8.    ASSETS HELD FOR SALE AND DISPOSITIONS

(a)	Assets Held for Sale

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Accounts receivable, net	$13	$28
Inventory	—	6
Property, plant and equipment	50	29
Assets held for sale	$63	$63

Accounts payable and other	$10	$9
Liabilities associated with assets held for sale	$10	$9
At September 30, 2019, our infrastructure support products manufacturing operation has certain asset and liabilities related to plants within the precast operations classified as held for sale.

(b)	Dispositions
On May 31, 2019, the partnership completed the sale of its facilities management business for approximate gross proceeds of $1 billion, resulting in a $341 million pre-tax gain recognized by the partnership.
In June 2019, the partnership completed the sale of its executive relocation business for proceeds of approximately $230 million, resulting in a $180 million pre-tax gain recognized by the partnership.
On September 30, 2019, BRK Ambiental completed the sale of certain assets and liabilities related to its industrial water treatment business segment for proceeds of approximately $220 million, resulting in a $16 million pre-tax gain recognized by the partnership.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

NOTE 9.    OTHER ASSETS

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Current
Work in progress (1)	$525	$506
Prepayments and other assets	662	508
Total current	$1,187	$1,014
Non-current
Work in progress (1)	$73	$57
Prepayments and other assets	388	442
Total non-current	$461	$499
____________________________________

(1)	See Note 15 for additional information.
NOTE 10.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Gross Carrying Amount:
Beginning Balance	$8,415	$3,425
Additions	1,075	500
Disposals	(193)	(131)
Acquisitions through business combinations (1)	6,571	4,913
Assets reclassified as held for sale (2)	(229)	(38)
Changes in accounting policy	978	—
Net foreign currency exchange differences	(197)	(254)
Ending Balance	$16,420	$8,415
Accumulated Depreciation and Impairment
Beginning Balance	$(1,468)	$(895)
Depreciation/depletion/impairment expense (3)	(933)	(720)
Disposals	91	62
Assets reclassified as held for sale (2)	28	2
Net foreign currency exchange differences	(14)	83
Ending Balance	$(2,296)	$(1,468)
Net Book Value (4)	$14,124	$6,947
____________________________________

(1)	See Note 3 for additional information.

(2)	Includes assets that were reclassified as held for sale and subsequently disposed. See Note 8 for additional information.

(3)	Includes $63 million of impairment expense for the nine months ended September 30, 2019 resulting from a write-down of certain vessels related to our investment in Teekay Offshore.

(4)	Includes right of use assets of $1,145 million as at September 30, 2019.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

NOTE 11.    INTANGIBLE ASSETS

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Gross Carrying Amount:
Beginning Balance	$6,001	$3,360
Additions, net	162	153
Disposals	(34)	(8)
Acquisitions through business combinations (1)	6,572	2,911
Assets reclassified as held for sale (2)	(436)	—
Net foreign currency exchange differences	(257)	(415)
Ending Balance	$12,008	$6,001
Accumulated Amortization and Impairment
Beginning Balance	$(478)	$(266)
Amortization expense	(407)	(249)
Disposals	23	4
Assets reclassified as held for sale (2)	84	—
Net foreign currency exchange differences	22	33
Ending Balance	$(756)	$(478)
Net Book Value	$11,252	$5,523
____________________________________

(1)	See Note 3 for additional information.

(2)	Includes assets that were reclassified as held for sale and subsequently disposed. See Note 8 for additional information.
NOTE 12.    GOODWILL

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Balance at beginning of period	$2,411	$1,554
Acquisitions through business combinations (1)	3,295	957
Impairment losses	(261)	—
Dispositions	(21)	—
Assets reclassified as held for sale (2)	(212)	—
Foreign currency translation	(94)	(100)
Balance at end of period	$5,118	$2,411
____________________________________

(1)	See Note 3 for additional information.

(2)	Includes assets that were reclassified as held for sale and subsequently disposed. See Note 8 for additional information.
During the nine months ended September 30, 2019, the partnership recorded a goodwill impairment loss of $261 million within our infrastructure services segment. This was related to the partnership’s investment in Teekay Offshore as a result of changes in certain vessel redeployment opportunities and the reassessment of future assumptions. This reduced the carrying value of Teekay Offshore goodwill from $547 million to $286 million. The recoverable amount was based on the fair value less costs of disposal, using a discounted cash flow model incorporating significant unobservable inputs. The estimates regarding expected future cash flows and discount rates are level 3 fair value inputs based on various assumptions including existing contracts, future vessel redeployment rates, financial forecasts and industry trends.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

NOTE 13.    EQUITY ACCOUNTED INVESTMENTS

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Balance at beginning of year	$541	$609
Adoption of new accounting standard	—	(7)
Acquisitions through business combinations (1)	847	310
Additions (2)	24	267
Dispositions (2)	(162)	(599)
Share of net income	62	10
Share of other comprehensive income/(loss)	—	(1)
Distributions received	(40)	(29)
Foreign currency translation	(26)	(19)
Balance at end of period	$1,246	$541
____________________________________

(1)	See Note 3 for additional information.

(2)	Includes non-cash additions/dispositions related to the consolidation of an investment within Greenergy in 2019 and our equity accounted investment in Teekay Offshore in 2018.
NOTE 14.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Current
Accounts payable	$2,997	$1,819
Accrued and other liabilities (1) (2) (4) (5)	4,921	3,498
Work in progress (3)	1,323	1,637
Provisions and decommissioning liabilities	430	234
Total current	$9,671	$7,188
Non-current
Accounts payable	$117	$97
Accrued and other liabilities (2) (4) (5)	3,995	1,206
Work in progress (3)	48	71
Provisions and decommissioning liabilities	881	520
Total non-current	$5,041	$1,894
____________________________________

(1)	Includes bank overdrafts of $838 million as at September 30, 2019 (December 31, 2018: $581 million).

(2)
Includes a defined benefit pension obligation of $588 million ($17 million current and $571 million non-current) and a post-retirement benefit obligation of $75 million ($5 million current and $70 million non-current) as at September 30, 2019.

(3)	See Note 15 for additional information.

(4)	Includes lease liabilities of $1,213 million ($209 million current and $1,004 million non-current) as at September 30, 2019.

(5)	Includes financial liabilities of $1,651 million ($43 million current and $1,608 million non-current) as at September 30, 2019 related to the sale and leaseback of hospitals as described below.

The increase in accounts payable and other from December 31, 2018 is primarily attributable to the acquisitions of Clarios and Healthscope in the second quarter of 2019, as well as the recognition of lessee lease liabilities recorded on the adoption of IFRS 16.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

As part of the acquisition of Healthscope, the partnership received approximately $1.7 billion as proceeds for the sale and leaseback of 22 wholly owned freehold hospital properties. The partnership did not relinquish control of these hospital properties and the hospital properties were not derecognized from property, plant, and equipment. The proceeds received were recognized as a financial liability. The liability is drawn down as payments are made to the lender.
NOTE 15.    CONTRACTS IN PROGRESS

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Contract costs incurred to date	$20,805	$20,455
Profit recognized to date (less recognized losses)	2,161	1,946
	22,966	22,401
Less: progress billings	(23,739)	(23,546)
Contract work in progress (liability)	$(773)	$(1,145)
Comprising:
Amounts due from customers - work in progress	$598	$563
Amounts due to customers - creditors	(1,371)	(1,708)
Net work in progress	$(773)	$(1,145)
NOTE 16.    BORROWINGS

(a)	Corporate borrowings
As at September 30, 2019, the partnership has a revolving credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest, which was amended this quarter, and is calculated at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. As at September 30, 2019, the credit facility remains undrawn.
The partnership also has bilateral credit facilities across a diverse group of banks with aggregate borrowing capacity of $1,050 million. Advances under the facilities are available in Euros, Sterling, Australian, U.S. and Canadian dollars, and advances bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The facilities are used for general corporate purposes and to fund acquisitions and investments. As at September 30, 2019, the credit facility remains undrawn. Subsequent to September 30, 2019, the partnership amended and restated its bilateral credit facilities, increasing the aggregate borrowing capacity by $495 million to $1,545 million across an expanded group of banks.

(b)	Non-recourse subsidiary borrowings
Total current and non-current borrowings as at September 30, 2019 were $21,965 million (December 31, 2018: $10,866 million). The increase of $11,099 million compared to December 31, 2018 is primarily due to the acquisitions of Clarios and Healthscope, partially offset by debt repayments at GrafTech and the dispositions of our facilities management business and executive relocation business.
Some of the partnership’s businesses have credit facilities in which they borrow and repay on a monthly basis. This movement has been shown on a net basis in the partnership’s unaudited interim condensed consolidated statements of cash flow.
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving term credit facilities and revolving operating facilities with variable interest rates. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. One of the partnership’s real estate services businesses within our business services segment has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, the partnership has determined that the asset derecognition criteria have not been met as substantially all risk and rewards of ownership are not transferred.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements of their term loans and credit facilities.
NOTE 17.    RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties at exchange value. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.

(a)	Transactions with the parent company
As at September 30, 2019, $nil (December 31, 2018: $nil) was drawn on the credit facilities under the Brookfield Credit Agreements.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield, as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at September 30, 2019, the amount of the deposit was $590 million (December 31, 2018: $244 million) and was included in cash and cash equivalents. For the three and nine months ended September 30, 2019, the partnership earned interest income of $4 million and $8 million (September 30, 2018: $3 million and $10 million) on these deposits.
The partnership pays Brookfield a quarterly base management fee. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units of Brookfield Business Partners L.P.), plus the value of securities of the other service recipients that are not held by the partnership, plus all outstanding third party debt with recourse to a service recipient, less all cash held by such entities. The base management fee for the three and nine months ended September 30, 2019 was $16 million and $40 million (September 30, 2018: $15 million and $41 million).
In its capacity as the holder of the special limited partnership units (“Special LP units”) of Holding LP, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three and nine months ended September 30, 2019 was $nil and $nil (September 30, 2018: $94 million and $278 million).
In addition, at the time of spin-off, the partnership entered into indemnity agreements with Brookfield related to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for the receipt of payments relating to such contracts.

(b)	Other
The following table summarizes other transactions the partnership has entered into with related parties:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2019	2018	2019	2018
Transactions during the period (1)
Business services revenues	$145	$119	$339	$343
____________________________________

(1)	Within our business services segment, the partnership provides construction services to affiliates of Brookfield.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Balances at end of period
Accounts and other receivable, net	$52	$63
Accounts payable and other (1)	$671	$63
Property, plant and equipment (2)	$28	$—
____________________________________

(1)	This balance as at September 30, 2019 includes $32 million of lease liabilities.

(2)	This balance as at September 30, 2019 comprises right-of-use assets.
NOTE 18.    DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate amount of the partnership derivatives financial instrument position is as follows:

	September 30, 2019		December 31, 2018
(US$ MILLIONS)	Financial Asset	Financial Liability	Financial Asset	Financial Liability
Foreign currency forward contracts	$104	$57	$100	$47
Warrants	—	2	—	13
Interest rate swaps and caps	3	339	3	144
Commodities contracts	331	333	131	114
Cross currency swaps	—	—	—	4
Options Contracts	—	—	9	—
Total	$438	$731	$243	$322

Total Current	$398	$375	$223	$157
Total Non-current	$40	$356	$20	$165
NOTE 19.    EQUITY
For the three and nine months ended September 30, 2019, the partnership distributed dividends to limited partner, general partner and redemption-exchange unitholders of $9 million and $25 million or approximately $0.0625 per partnership unit (September 30, 2018: $8 million and $24 million). For the three and nine months ended September 30, 2019, the partnership distributed to others who have interests in the operating subsidiaries $45 million and $828 million (September 30, 2018: $495 million and $2,153 million) primarily resulting from the distributions of proceeds on the sale of our Australian energy operation, distributions from the sale of the partnership's facilities management business and distributions from Westinghouse.
During the nine month period ended September 30, 2019, the partnership repurchased and canceled 202,143 limited partnership units for $7 million (September 30, 2018: $nil).
In June 2019, the partnership issued 13,837,000 limited partnership units at $39.40 per unit, for gross proceeds of approximately $545 million before equity issuances costs of $14 million. Concurrently, Holding LP issued 6,610,000 redemption-exchange units for net proceeds of approximately $250 million. The equity offering resulted in a decrease in Brookfield’s ownership in the partnership from 68% to 63.1%, before giving effect to the over-allotment option.
In July 2019, the underwriters partially exercised the over-allotment option from the June 2019 equity offering. The partnership issued an additional 1,070,000 limited partnership units at $39.40 per unit for gross proceeds of $42 million before equity issuance costs of $1 million. After giving effect to the exercise of the over-allotment option from the June 2019 equity offering and the share repurchases during the three month period ended September 30, 2019, Brookfield's ownership in the partnership decreased from 63.1% to 62.7%.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

(a)	Earnings per limited partner unit
Net income attributable to limited partnership unitholders for the three and nine months ended September 30, 2019 was $13 million and $100 million, respectively. The weighted average number of limited partnership units was 80.7 million and 70.9 million for the three and nine months ended September 30, 2019 (September 30, 2018: 66 million).

(b)	Incentive distribution to Special LP units
In its capacity as the holder of the Special LP units of Holding LP, Brookfield is entitled to incentive distribution rights which are based on a 20% increase in the unit price of the partnership over an initial threshold based on the volume-weighted average price of the units, subject to a high water mark. During the three months ended September 30, 2019, the volume weighted average price per unit was $36.36, which was below the previous incentive distribution threshold of $41.96 per unit, resulting in an incentive distribution of $nil and $nil for the three and nine months ended September 30, 2019 (September 30, 2018: $94 million and $278 million).

(c)	General and limited partnership units

UNITS	General Partner Units	Limited Partnership Units	Total
Balance as at January 1, 2019	4	66,185,798	66,185,802
Repurchased and canceled	—	(202,143)	(202,143)
Issued for cash	—	14,907,000	14,907,000
Balance as at September 30, 2019	4	80,890,655	80,890,659

(d)	Redemption-exchange units held by Brookfield

UNITS	Redemption Exchange Units held by Brookfield
Balance as at January 1, 2019	63,095,497
Issued for cash	6,610,000
Balance as at September 30, 2019	69,705,497
NOTE 20.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(a)	Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(182)	$9	$(13)	$(186)
Other comprehensive income (loss)	(47)	7	(1)	(41)
Balance as at September 30, 2019	$(229)	$16	$(14)	$(227)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2018	$(111)	$6	$(7)	$(112)
Other comprehensive income (loss)	(55)	7	11	(37)
Ownership changes	—	—	(1)	(1)
Balance as at September 30, 2018	$(166)	$13	$3	$(150)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

(b)	Attributable to Non-controlling interest — Redemption-Exchange Units held by Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(232)	$7	$(10)	$(235)
Other comprehensive income (loss)	(41)	6	(1)	(36)
Balance as at September 30, 2019	$(273)	$13	$(11)	$(271)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2018	$(165)	$4	$(4)	$(165)
Other comprehensive income (loss)	(54)	7	11	(36)
Ownership changes	$—	$—	$(1)	$(1)
Balance as at September 30, 2018	$(219)	$11	$6	$(202)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.
NOTE 21.    DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the master services agreement with Brookfield.
Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation at the subsidiary level. The following table lists direct operating costs for the three and nine months ended September 30, 2019, and September 30, 2018 by nature:

	Three Months Ended		Nine Months Ended
(US$ MILLIONS)	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Cost of sales	$9,169	$8,296	$25,205	$23,211
Compensation	1,199	770	3,091	1,673
Property taxes, sales taxes and other	21	14	62	45
Total	$10,389	$9,080	$28,358	$24,929
Inventories recognized as expenses during the three and nine months ended September 30, 2019 amounted to $6,469 million and $17,221 million (September 30, 2018: $5,902 million and $15,703 million).
NOTE 22.    SEGMENT INFORMATION
Our operations are organized into four operating segments which are regularly reviewed by our Chief Operating Decision Maker (the "CODM") for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations, or Company FFO and Company EBITDA.
Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate, and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expenses, current income taxes, and realized disposition gains, current income taxes and interest expenses related to equity accounted investments.

	Three Months Ended September 30, 2019
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$7,427	$1,133	$3,234	$—	$11,794
Direct operating costs	(7,150)	(759)	(2,478)	(2)	(10,389)
General and administrative expenses	(93)	(29)	(71)	(22)	(215)
Equity accounted Company EBITDA (3)	9	21	31	—	61
Company EBITDA attributable to others (4)	(129)	(227)	(527)	—	(883)
Company EBITDA (1)	64	139	189	(24)	368
Realized disposition gain (loss)	—	—	17	(1)	16
Other income (expenses), net (5)	(2)	(17)	—	—	(19)
Interest income (expense), net	(65)	(93)	(240)	9	(389)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investment (3)	(2)	(5)	(7)	—	(14)
Current income taxes	(19)	(4)	(91)	6	(108)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	55	75	235	—	365
Company FFO (1)	31	95	103	(10)	219
Depreciation and amortization expense (2)					(534)
Impairment expense, net					—
Other income (expense), net (5)					(64)
Deferred income taxes					58
Non-cash items attributable to equity accounted investments (3)					(15)
Non-cash items attributable to others (4)					360
Net income (loss) attributable to unitholders (1)					$24
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the three month period ended September 30, 2019, depreciation and amortization by segment is as follows: business services $96 million, infrastructure services $171 million, industrials $267 million, and corporate and other $nil.

(3)	The sum of these amounts equates to equity accounted income of $32 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net income of $158 million as per the unaudited interim condensed consolidated statements of operating results.

(5)	The sum of these amounts equates to other expenses of $83 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

	Nine Months Ended September 30, 2019
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$21,707	$3,527	$6,478	$—	$31,712
Direct operating costs	(21,097)	(2,489)	(4,766)	(6)	(28,358)
General and administrative expenses	(227)	(104)	(214)	(59)	(604)
Equity accounted Company EBITDA (3)	28	77	52	—	157
Company EBITDA attributable to others (4)	(241)	(649)	(1,146)	—	(2,036)
Company EBITDA (1)	170	362	404	(65)	871
Realized disposition gain (loss), net	522	—	15	(1)	536
Other income (expenses), net (5)	(2)	(17)	2	—	(17)
Interest income (expense), net	(123)	(291)	(495)	23	(886)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investment (3)	(5)	(13)	(11)	—	(29)
Current income taxes	(76)	5	(176)	16	(231)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	(81)	205	491	—	615
Company FFO (1)	405	251	230	(27)	859
Depreciation and amortization expense (2)					(1,286)
Impairment expense, net					(324)
Other income (expense), net (5)					(337)
Deferred income taxes					80
Non-cash items attributable to equity accounted investments (3)					(66)
Non-cash items attributable to others (4)					1,267
Net income (loss) attributable to unitholders (1)					$193
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the nine month period ended September 30, 2019, depreciation and amortization by segment is as follows: business services $211 million, infrastructure services $519 million, industrials $556 million, and corporate and other $nil.

(3)	The sum of these amounts equates to equity accounted income of $62 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net income of $154 million as per the unaudited interim condensed consolidated statements of operating results.

(5)	The sum of these amounts equates to other expenses of $354 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

	Three Months Ended September 30, 2018
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$7,923	$1,049	$1,018	$—	$9,990
Direct operating costs	(7,784)	(738)	(556)	(2)	(9,080)
General and administrative expenses	(64)	(22)	(70)	(18)	(174)
Equity accounted Company EBITDA (3)	8	23	3	—	34
Company EBITDA attributable to others (4)	(51)	(205)	(283)	—	(539)
Company EBITDA (1)	32	107	112	(20)	231
Realized disposition gain (loss) (6)	—	—	(3)	—	(3)
Other income (expenses), net (5)	—	(11)	—	—	(11)
Interest income (expense), net	(9)	(76)	(67)	4	(148)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investment (3)	(1)	(6)	(1)	—	(8)
Current income taxes	(8)	(6)	(29)	—	(43)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	12	68	72	—	152
Company FFO (1)	26	76	84	(16)	170
Depreciation and amortization expense (2)					(251)
Impairment expense, net					(180)
Gain on acquisition and disposition (6)					250
Other income (expense), net (5)					(31)
Deferred income taxes					(25)
Non-cash items attributable to equity accounted investments (3)					(35)
Non-cash items attributable to others (4)					195
Net income (loss) attributable to unitholders (1)					$93
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the three month period ended September 30, 2018, depreciation and amortization by segment is as follows: business services $33 million, infrastructure services $139 million, industrials $79 million, and corporate and other $nil.

(3)	The sum of these amounts equates to equity accounted loss of $9 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net income of $192 million as per the unaudited interim condensed consolidated statements of operating results.

(5)	The sum of these amounts equates to other expenses of $42 million as per the unaudited interim condensed consolidated statements of operating results.

(6)	The sum of these amounts equates to gain (loss) on acquisitions/dispositions, net of $247 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

	Nine Months Ended September 30, 2018
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$23,129	$1,054	$2,769	$7	$26,959
Direct operating costs	(22,729)	(738)	(1,456)	(6)	(24,929)
General and administrative expenses	(203)	(22)	(159)	(50)	(434)
Equity accounted Company EBITDA (3)	23	96	37	—	156
Company EBITDA attributable to others (4)	(122)	(205)	(821)	—	(1,148)
Company EBITDA (1)	98	185	370	(49)	604
Realized disposition gain (loss) (6)	55	—	48	—	103
Other income (expenses), net (5)	—	(11)	—	—	(11)
Interest income (expense), net	(50)	(76)	(195)	4	(317)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investment (3)	(2)	(36)	(9)	—	(47)
Current income taxes	(38)	(6)	(79)	—	(123)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	46	68	162	—	276
Company FFO (1)	109	124	297	(45)	485
Depreciation and amortization expense (2)					(462)
Impairment expense, net					(180)
Gain on acquisition and disposition (6)					250
Other income (expense), net (5)					(52)
Deferred income taxes					4
Non-cash items attributable to equity accounted investments (3)					(108)
Non-cash items attributable to others (4)					349
Net income (loss) attributable to unitholders (1)					$286
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the nine month period ended September 30, 2018, depreciation and amortization by segment is as follows: business services $100 million, infrastructure services $139 million, industrials $223 million, and corporate and other $nil.

(3)	The sum of these amounts equates to equity accounted income of $1 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net income of $523 million as per the unaudited interim condensed consolidated statements of operating results.

(5)	The sum of these amounts equates to other expenses of $63 million as per the unaudited interim condensed consolidated statements of operating results.

(6)	The sum of these amounts equates to gain (loss) on acquisitions/dispositions, net of $353 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of the partnership’s assets by reportable operating segment as at September 30, 2019 and December 31, 2018:

	As at September 30, 2019
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Total assets	$12,607	$10,792	$23,417	$1,032	$47,848

	As at December 31, 2018
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Total assets	$7,613	$11,640	$7,650	$415	$27,318
Revenues from Contracts with Customers
The tables below summarize our segment revenue by geography for IFRS 15 revenue for the three and nine months ended September 30, 2019:

	Three Months Ended September 30, 2019
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
United Kingdom	$5,010	$79	$36	$—	$5,125
Canada	610	16	196	—	822
Australia	1,231	3	—	—	1,234
Brazil	165	23	311	—	499
United States of America	29	384	1,227	—	1,640
Mexico	—	—	245	—	245
Europe	171	326	930	—	1,427
Other	183	153	288	—	624
Total IFRS 15 revenue	$7,399	$984	$3,233	$—	$11,616
Other non IFRS 15 revenue	$28	$149	$1	$—	$178
Total revenue	$7,427	$1,133	$3,234	$—	$11,794

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

	Nine Months Ended September 30, 2019
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
United Kingdom	$14,884	$240	$84	$—	$15,208
Canada	2,359	44	560	—	2,963
Australia	2,847	9	—	—	2,856
Brazil	284	72	817	—	1,173
United States of America	315	1,298	2,075	—	3,688
Mexico	—	4	465	—	469
Europe	503	961	1,980	—	3,444
Other	469	446	491	—	1,406
Total IFRS 15 revenue	$21,661	$3,074	$6,472	$—	$31,207
Other non IFRS 15 revenue	$46	$453	$6	$—	$505
Total revenue	$21,707	$3,527	$6,478	$—	$31,712

The tables below summarize our segment revenue by timing of revenue recognition for IFRS 15 revenue for the three and nine months ended September 30, 2019:

	Three Months Ended September 30, 2019
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Goods / services provided at a point in time	$6,111	$296	$3,176	$—	$9,583
Services transferred over time	1,288	688	57	—	2,033
Total IFRS 15 revenue	$7,399	$984	$3,233	$—	$11,616
Other non IFRS 15 revenue	28	149	1	—	178
Total revenues	$7,427	$1,133	$3,234	$—	$11,794

	Nine Months Ended September 30, 2019
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Goods / services provided at a point in time	$17,250	$1,009	$6,304	$—	$24,563
Services transferred over time	4,411	2,065	168	—	6,644
Total IFRS 15 revenue	$21,661	$3,074	$6,472	$—	$31,207
Other non IFRS 15 revenue	46	453	6	—	505
Total revenues	$21,707	$3,527	$6,478	$—	$31,712
NOTE 23.    SUPPLEMENTAL CASH FLOW INFORMATION

	Nine Months Ended
(US$ MILLIONS)	September 30, 2019	September 30, 2018
Interest paid	$628	$204
Income taxes paid	$135	$71
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine months ended
September 30, 2019 and 2018

Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Nine Months Ended
(US$ MILLIONS)	September 30, 2019	September 30, 2018
Accounts receivable	$(797)	$(369)
Inventory	283	59
Prepayments and other	(9)	(42)
Accounts payable and other	1,147	(423)
Changes in non-cash working capital, net	$624	$(775)
NOTE 24.    SUBSEQUENT EVENTS

(a)	Distribution
On November 6, 2019, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on December 31, 2019 to unitholders of record as at the close of business on November 29, 2019.

(b)	Agreement to sell North American Palladium
On October 7, 2019, the partnership, together with its institutional partners, announced an agreement to sell its 81% interest in North American Palladium Inc. (“NAP”), a Canadian palladium mining company, to Impala Platinum Holdings Limited (“Implats”).
Implats has agreed to acquire all the issued and outstanding shares of NAP held by Brookfield for total proceeds of approximately $570 million. The agreement is part of a broader transaction whereby Implats will also acquire the remaining 19% of NAP’s issued and outstanding shares not held by Brookfield. The partnership’s share of the proceeds from the sale are approximately $130 million, after taxes. Closing of the transaction is subject to NAP shareholder approval and customary closing conditions and is expected to occur in the fourth quarter of 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of financial condition and results of operations, or MD&A, of Brookfield Business Partners L.P. and its subsidiaries (collectively, the partnership, or we, or our) covers the financial position of the partnership as at September 30, 2019 and December 31, 2018, and results of operations for the three and nine months ended September 30, 2019 and 2018. The information in this MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements as at September 30, 2019 and December 31, 2018, and for the three and nine months ended September 30, 2019 and September 30, 2018, or the interim financial statements. This MD&A was prepared as of November 8, 2019. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and could cause actual results to differ materially from those reflected in the forward-looking statements.
Cautionary Statement Regarding Forward-looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements and information may include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the quality of our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on such forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements or information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•	our financial condition and liquidity;

•	market volatility and the market price of our limited partnership units;

•	changes in the general economic, political and market factors in the countries in which we do business and other international jurisdictions;

•	the behavior of financial markets, including fluctuations in interest and foreign exchange rates;

•	adverse conditions in the global equity, capital and credit markets;

•	the availability of equity and debt financing and refinancing within equity, capital and credit markets, and our ability to access these markets;

•	strategic actions, including acquisitions and dispositions;

•	the ability to complete previously announced acquisitions, dispositions or other transactions on the timeframe contemplated or at all;

•	risks associated with, and our ability to derive fully anticipated benefits from, future or existing acquisitions, joint ventures, investments or dispositions;

•	actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;

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•	the effective integration of acquisitions into our existing operations;

•	the cyclical nature of most of our operations;

•	actions of competitors;

•	risks commonly associated with a separation of economic interest from control;

•	the ability to appropriately manage human capital and the impact of the departure of some or all of Brookfield’s key professionals;

•	actions or potential actions that could be taken by our parent company, or its subsidiaries (other than the partnership);

•
technological change, including the rise of alternative technologies that could impact the demand for, or use of, the businesses and assets that we own and operate and that could impair or eliminate the competitive advantage of our businesses and assets;

•	changes in government regulation and legislation within the countries in which we operate and the potential difficulties in obtaining effective legal redress in certain jurisdictions;

•	changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);

•	the effect of applying future accounting changes;

•	failure to maintain effective internal controls;

•	governmental investigations;

•	pending or threatened litigation;

•	changes in tax laws;

•	ability to collect amounts owed;

•	ability to obtain adequate insurance at commercially reasonable rates;

•	possible environmental liabilities and other contingent liabilities, including those related to climate change;

•	the impact of the potential break-up of political-economic unions (or the departure of a union member);

•	catastrophic events, such as earthquakes and hurricanes;

•	the possible impact of international conflicts and other developments including terrorist acts;

•	risks relating to our reliance on technology, including cyberterrorism;

•	the risk of loss resulting from fraud, bribery, corruption or other illegal acts; and

•	other factors described elsewhere in this document and in our most recent Annual Report on Form 20-F under the heading “Risk Factors”.
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When evaluating and relying on our forward-looking statements or information, investors and other readers should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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These risk factors and others are discussed in detail under the heading “Risk Factors” in our most recent Annual Report on Form 20-F. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements or information. Given these risks and uncertainties, investors and other readers should not place undue reliance on forward-looking statements or information as a prediction of actual results. Although the forward-looking statements and information contained in this MD&A are based upon what the partnership believes to be reasonable assumptions, the partnership cannot assure investors that actual results will be consistent with these forward-looking statements and information. These forward-looking statements and information are made as of the date of this MD&A.
Please refer to our most recent Annual Report on Form 20-F available on SEDAR at www.sedar.com and EDGAR at www.sec.gov for a more comprehensive list of risks and uncertainties under the heading “Risk Factors”.
Continuity of Interests
On June 20, 2016, Brookfield completed the spin-off of the partnership by way of a special dividend of a portion of our limited partnership units to holders of Brookfield’s Class A and B limited voting shares (the “spin-off”). On June 1, 2016, we acquired substantially all of the business services and industrials, or the Business, and received $250 million in cash from Brookfield. In consideration, Brookfield received (i) approximately 55% of the limited partnership units, or LP Units, and 100% of the general partnership units, or GP Units, of the partnership (ii) special limited partnership units, or Special LP Units, and redemption-exchange units, or Redemption-Exchange Units, of Brookfield Business L.P., or Holding LP, representing an approximate 52% limited partnership interest in Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. As at September 30, 2019, Brookfield holds an approximate 63% ownership interest in the partnership on a fully exchanged basis. Holders of the GP Units, LP Units, Special LP Units, and Redemption-Exchange Units will be collectively referred to throughout this MD&A as “unitholders”. The LP Units and Redemption-Exchange Units have the same economic attributes in all respects, except that the Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part for cash in an amount equal to the market value of one LP Unit multiplied by the number of Redemption-Exchange Units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the Redemption-Exchange Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redemption-Exchange Units as a component of non-controlling interests.
Brookfield directly and indirectly controlled the Business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. Accordingly, we have reflected the Business and its financial position and results of operations using Brookfield’s carrying values prior to the spin-off.
Basis of Presentation
The interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2018, or the annual financial statements, except for the impact of the adoption of the accounting standard described below. The accounting policies the partnership applied in its annual financial statements as at and for the year ended December 31, 2018 are disclosed in Note 2 of the annual financial statements, to which reference should be made in reading the interim financial statements. All defined terms are also described in the annual consolidated financial statements. The interim financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current period’s presentation. The interim financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Australian Dollars are identified as “A$”, Brazilian Reais are identified as “R$”, British Pounds are identified as “£”, Euros are identified as “€”, and Canadian Dollars are identified as “C$”.
Overview of our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended.

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We were established by Brookfield to be its flagship public partnership for its business services and industrials. Our operations are primarily located in Canada, Australia, U.K., Europe, the United States, Brazil and the Middle East. The partnership is focused on owning and operating high quality businesses that are low-cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors:

i.	Business services, including health services, road fuel distribution and marketing, real estate services, logistics, financial advisory, entertainment, wireless broadband and construction services;

ii.	Infrastructure services, which includes a global provider of services to the power generation industry and a service provider to the offshore oil production industry;

iii.	Industrials, which includes mining, automotive batteries, graphite electrode and other manufacturing, water and wastewater services, and natural gas exploration and production; and

iv.	Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield.
The charts below provide a breakdown by operating segment of total assets of $47,848 million as at September 30, 2019 and of total revenues of $31,712 million for the nine months ended September 30, 2019.

Operating Segments	Assets	Revenue
	As at September 30, 2019	Nine Months Ended September 30, 2019
(US$ MILLIONS)
Business Services	$12,607	$21,707
Infrastructure Services	10,792	3,527
Industrials	23,417	6,478
Corporate and Other	1,032	—
Total	$47,848	$31,712

Region	Assets	Revenue
	As at September 30, 2019	Nine Months Ended September 30, 2019
(US$ MILLIONS)
United Kingdom	$5,119	$15,244
Canada	3,818	3,018
Australia	5,499	2,860
Brazil	5,401	1,314
United States of America	11,229	3,692
Mexico	3,198	469
Europe	9,446	3,684
Other	4,138	1,431
Total	$47,848	$31,712

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Business Services
Our business services segment consists primarily of (i) health services, (ii) road fuel distribution and marketing, (iii) entertainment, (iv) leasing and maintenance services, and (v) construction services.
On June 6, 2019, together with institutional partners, we acquired Healthscope Limited (“Healthscope”), the second largest private hospital operator in Australia and the largest pathology services provider in New Zealand, for approximately $4.1 billion including $1 billion of equity. The remainder of the purchase price was funded with approximately $1.4 billion in debt financing and $1.7 billion from the sale and leaseback of 22 wholly owned freehold hospital properties. Healthscope operates 43 private hospitals across every state in Australia and owns 24 pathology laboratories across New Zealand. The company provides doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables. Healthscope’s market leading pathology services business, located in New Zealand, provides pathology testing services focused on the examination of blood, tissue and other biological samples to diagnose disease.
Our road fuel storage and distribution business is the largest provider of road fuels in the U.K. with significant import and storage infrastructure, an extensive distribution network and long-term customer relationships. Included in the revenue and direct operating costs for this business is a duty payable to the government of the U.K., which is recorded gross within revenues and direct costs, without impact on the margin generated by the business. Our road fuel marketing business includes 234 retail gas stations and associated convenience kiosks in Canada. The business benefits from significant scale and strong customer loyalty primarily through the PC Optimum loyalty program. In 2018, we completed the rebranding of 213 of our retail gas stations to Mobil.
In partnership with a leading Canadian operator, we operate three entertainment facilities in the Greater Toronto Area. Currently these facilities have a combined total of over 5,300 slot machines, 160 table games and employ more than 2,800 staff. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
On July 8, 2019, we acquired Ouro Verde Locação e Seviços S.A. (“Ouro Verde”), a leading Brazilian heavy equipment and light vehicle fleet management company. Ouro Verde leases more than 22,000 assets across all of Brazil, including trucks, trailers, tractors, harvesters and light vehicles, as well as provides related maintenance, operations, and other services to a diversified base of Brazilian and global corporate clients. The business has demonstrated consistent performance across economic cycles given it leases assets and provides services under multi-year inflation-linked contracts and has been able to sustain high contract renewal rates with high-quality clients.
Our construction services business is a global contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically subcontracted to reputable specialists whose obligations generally mirror those contained within the main construction contract. A smaller part of the business is construction management, whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.
We recognize revenue when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenue is recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and Europe, and are impacted primarily by the fluctuations in the Australian Dollar and British Pound. A significant portion of our revenue is generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients.

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Infrastructure Services
Our infrastructure services segment is currently comprised of (i) a global provider of infrastructure services to the power generation industry and (ii) a service provider to the offshore oil production industry.
In 2018, we acquired Westinghouse, a global provider of infrastructure services to the power generation industry. Westinghouse is the original equipment manufacturer or technology provider for approximately 50% of global commercial nuclear power plants and services approximately two thirds of the world’s operating fleet. Over decades of technological innovation and being at the forefront of the industry, Westinghouse has developed a highly-skilled workforce with know-how across a range of technologies and world-class capabilities.
Westinghouse generates revenue through the entire life of the nuclear power plant. Its products and services help keep the existing commercial nuclear fleet operating safely and reliably. Westinghouse's products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. Westinghouse also participates in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provides technology, equipment, and engineering and design services to new power plants on a global basis.
The majority of the profitability generated by Westinghouse’s core operating plants business is driven by regularly recurring refueling and maintenance outages. While seasonal in nature, the outage periods and services provided are required by regulatory standards, creating a stable business demand for Westinghouse’s services. We expect there will be some inter- and intra-year seasonality given the pre-set timing of the outage cycles at customer plants. Westinghouse generates the majority of its fuel operations revenue during the first and third quarters, as it makes shipments to customers ahead of the spring and fall, when power plants go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, Westinghouse delivers upgrades and performs event-driven work for operating plants, manufactures equipment and instrumentation, and control systems for new power plants and performs decontamination, decommissioning and remediation to plants as they cease operations and come offline.
Our services provider to the offshore oil production industry business, Teekay Offshore Partners L.P. (“Teekay Offshore”), is an international provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. Teekay Offshore operates shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), FPSOs (floating production, storage and offloading units), FSOs (floating storage and off-take units) and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. The business operates in selected oil regions globally, including the North Sea (Norway and United Kingdom), Brazil and Canada.
In 2018, we increased our ownership in Teekay Offshore GP L.L.C. (“Teekay Offshore GP”), from 49% to 51%, which resulted in the acquisition of a controlling stake of Teekay Offshore. A substantial part of Teekay Offshore's revenues is based on contracts with customers and are fee-based which is recognized on a straight-line basis daily over the term of the contracts. As a fee-based business focused on critical services, the business has limited direct commodity exposure and has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties.
In May 2019, together with institutional partners, we acquired all of Teekay Corporation’s remaining interest in Teekay Offshore, including the 49% GP interest, LP units, warrants and a loan commitment for a total of $100 million. Our share was approximately $45 million, increasing our ownership interest in Teekay Offshore from 25% to 31%. In October, together with institutional partners, we entered into an agreement to acquire all outstanding publicly held common units representing 27% of the limited partner interests in Teekay Offshore, for an aggregate investment of up to $170 million, of which the partnership is expected to fund approximately $75 million. As an alternative, minority unitholders will have the option to elect to receive one newly designated unlisted common unit of Teekay Offshore for each listed common unit held.
Industrials
Our industrials segment consists primarily of (i) global manufacturer of automotive batteries, (ii) specialty metal and aggregates mining operations in Canada, (iii) select industrial manufacturing operations, comprised principally of the global production of graphite electrodes, returnable packaging and the manufacturing of infrastructure support products in Canada, (iv) water and wastewater services in Brazil, and (v) natural gas exploration and production.
On April 30, 2019, together with institutional partners, we closed our acquisition of Clarios, a global market leader in automotive batteries for a purchase price of approximately $13.2 billion. Clarios supplies more than one third of the world's automotive batteries and benefits from economies of scale in product development, manufacturing and recycling of used batteries. The company operates in three key regions; North America and LATAM (Americas) where the business has historically generated approximately 60% of its revenue, EMEA which accounts for another 25% of revenue as well as the APAC region, including

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China, which accounts for approximately 15% of revenue. The business services Original Equipment Manufacturers (OEM) customers and aftermarket customers providing numerous products grouped into two primary categories, standard technology or SLI (Starting, Lighting, Ignition) and advanced technology which includes AGM (Absorbent Glass Mat batteries) and EFB (Enhanced Flooded Batteries).
We hold interests in specialty metal and aggregates mining operations in Canada. The mining operations currently consist of a limestone aggregates quarry located in northern Alberta, Canada and the Lac des Iles, or LDI, mine in Ontario, Canada. The limestone quarry has 575.2 million tonnes of proven mineral reserves and 756.3 million tonnes of proven and probable mineral reserves.
As at September 2018, the LDI mine had an estimated 40.9 million tonnes of underground and surface reserves with an average grade of 2.31 g/t palladium. Decommissioning liabilities relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Reclamation costs are secured by a letter of credit and estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs. Total tonnes milled in Q3 2019 was 1,006,660 compared to 1,065,150 in Q3 2018. The reduction to mill throughput was primarily due to reduced mechanical availability.
On October 7, 2019, together with institutional partners, we announced an agreement to sell our 81% controlling interest in North American Palladium (“NAP”), our palladium mining operation, to Impala Platinum Holdings Limited. Impala Platinum Holdings Limited (“Implats”) has agreed to acquire all of the issued and outstanding shares of our palladium mining operation held by Brookfield for total proceeds of approximately $570 million with $130 million, after taxes, attributable to the partnership. The transaction is subject to the receipt of certain regulatory, court and stock exchange approvals and the satisfaction of other conditions customary in transactions of this nature.
Our industrials segment includes a manufacturer of graphite electrodes and needle coke products used in the production of graphite electrodes. Graphite electrodes are primarily used in electric arc furnaces in mini-mill steel making and a significant portion of our sales are to the steel production industry. This is a capital-intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. We have streamlined our processes with shorter lead times, lower costs, higher quality products and superior service, which should allow us to generate substantial cash flows and returns through the cycle.
Our infrastructure products and engineering construction solutions company manufactures and markets engineered precast concrete systems such as parking garages, bridges, sport venues and building envelopes. We service customers in a diverse cross-section of industries that are located across Canada. Growth and profitability in these operations are directly impacted by the demand for infrastructure. We are now in the process of disposing of these operations.
In May 2018, together with institutional partners, we acquired a controlling stake in Schoeller Allibert Group B.V. (“Schoeller Allibert”), a leading European provider of returnable plastic packaging with the remaining shares being held by the founding family of the company. Schoeller Allibert has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. The business operates in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics. In addition, we view Schoeller Allibert as a company with the opportunity to become larger, both organically by entering new markets and developing new products, and through acquisitions.
Schoeller Allibert operates manufacturing sites across Europe and one in Phoenix, Arizona and employs 2,000 employees with a diverse, long-standing customer base. We believe that we can capture a meaningful portion of the growth potential of the market, driven by a shift away from one-way packaging as well as delivering on operational efficiency improvements. We are focused on implementing efficiencies and growing the platform.
In 2017, we acquired a controlling stake in the largest private water company in Brazil (“BRK Ambiental”). BRK Ambiental provides water and wastewater services, including collection, treatment and distribution, to a broad range of residential, industrial, commercial and governmental customers through long-term, inflation-adjusted concession, public private partnerships and take-or pay contracts throughout Brazil. We believe the business can capture a growing share of the water and sewage improvements planned in Brazil over the next two decades, enabling the deployment of significant additional capital with stable, attractive risk-adjusted returns.
Our natural gas exploration and production operations leverage the history and pedigree of Brookfield as an owner and operator of capital intensive businesses. Our energy operations business has been built using the acquisition strategy that we have adopted for our business generally and is comprised of Canadian natural gas exploration and production, through our coal-bed methane, or CBM, platform in Alberta, Canada.

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Our Canadian properties produce approximately 38,000 barrels of oil equivalent per day, or BOE/d. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Revenue from the sale of gas is recognized when title to the product transfers to the purchasers based on volumes delivered and contractual delivery points and prices. Revenue from the production of gas, in which we have an interest with other producers, is recognized based on our working interest. Revenues from this operation are exposed to fluctuations based on commodity price movements.
Our operations also include contract drilling and well-servicing operations, primarily located in the Western Canadian Sedimentary Basin with two drilling operations in the USA (Wyoming and North Dakota). Our contract drilling and well-servicing revenues are based upon orders and contracts with customers that include fixed or determinable prices and are based upon daily, hourly or contracted rates. A significant portion of the servicing revenue is derived from large national and international oil and gas companies which operate in Alberta, Canada. We experience seasonality in this business as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Activity levels during the first and fourth quarter are typically the most robust, as the frost creates a stable ground mass that allows for easy access to well sites and easier drilling and service rig movement, while the second quarter is traditionally the slowest due to road bans during spring break up.
In our industrials segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Corporate and Other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership's relationship with Brookfield.
Developments in Our Business
Below are key developments in our business since June 30, 2019:
On July 8, 2019, together with institutional partners, we completed the acquisition of 100% of the equity capital of Ouro Verde, a Brazilian fleet management company. The partnership funded approximately $50 million of the acquisition from existing liquidity, for a 38% ownership interest.
As a part of the equity issuance in the second quarter of 2019, a syndicate of underwriters (the “Underwriters”) were provided an over-allotment option to purchase additional limited partner units of the partnership at $39.40 per unit. On July 23, 2019, the Underwriters partially exercised their over-allotment option and purchased 1,070,000 additional units for additional gross proceeds to the partnership of approximately $42 million.
During the third quarter of 2019, we renewed the normal course issuer bid (“NCIB”) for our limited partnership units (the “units”). Under the NCIB, the partnership is authorized to repurchase annually up to 5% of its issued and outstanding units, or 4,050,188 units, including up to 18,026 units on the TSX during any trading day. The partnership can make one block purchase per week which exceeds this daily purchase restriction, subject to the annual aggregate limit. Repurchases were authorized to commence on August 15, 2019 and will terminate on August 14, 2020. During the nine month period ended September 30, 2019, a total of 202,143 units had been repurchased.
On August 13, 2019, we announced an agreement to acquire an aggregate of 48,944,645 common shares of Genworth MI Canada Inc. (“Genworth Canada”), representing an approximate 57% controlling interest in the business, from Genworth Financial, Inc. for approximately $1.8 billion of equity, of which the partnership has committed to invest up to $700 million. The transaction is subject to certain regulatory approvals and is expected to close by early 2020.
On September 30, 2019, together with institutional investors, we reached a definitive agreement to acquire a 45% ownership interest in BrandSafway for $1.3 billion, of which the partnership's share is expected to be $400 million. BrandSafway is a leading global infrastructure services company, providing access and scaffolding systems, forming and shoring solutions, and specialized services to more than 30,000 global customers in the industrial, infrastructure and commercial property markets.
On October 1, 2019, together with institutional partners, we entered into an agreement to acquire all outstanding publicly held common units representing 27% of the limited partner interests in Teekay Offshore for an aggregate investment of up to $170 million, of which the partnership is expected to fund approximately $75 million. As an alternative to the cash consideration offer, minority unitholders have the option to elect to receive one newly designated unlisted class A common unit of Teekay Offshore for each listed common unit held.

8

On October 7, 2019, the partnership, together with institutional partners, announced an agreement to sell its 81% interest in NAP, our palladium mining operation, to Implats. The partnership’s share of the proceeds from the sale will be approximately $130 million, after taxes.
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operating platform allows us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Within our business services segment, during the third quarter of 2019, at Healthscope, our private hospital operator and pathology services provider, we worked with the company’s management to initiate several projects aimed at enhancing operations. Looking ahead, we are developing initiatives aimed at improving performance at the Northern Beaches Hospital, increasing capacity utilization across Healthscope’s broader hospital portfolio, and capitalizing on procurement and other operational cost saving opportunities. Multiplex, our construction services business, is one of the strongest operators globally and we continue to win new work and maintain a strong backlog in core markets in Australia and the U.K. as we focus on returning to more historical levels of profitability. During the quarter, Multiplex secured five new projects including the Phase 1 development of Queen’s Wharf in Brisbane and 308 Exhibition Street in Melbourne. At our entertainment facilities, our long-term growth strategy includes enhancing guest experience and expanding properties to incorporate state-of-the-art facilities, hotels and premier entertainment venues. Construction is underway on the broader facility at our Woodbine and Pickering sites.
Within our infrastructure services segment, at Westinghouse, we continue to generate productivity gains from our business improvement initiatives underway aimed at further enhancing the value of the business over the longer-term. During the quarter, Westinghouse completed its acquisition of NA Engineering Associates and announced its acquisition of Rolls-Royce’s Civil Nuclear Systems and Services business. Looking forward, these bolt-on acquisitions, while relatively small, should support the growth of Westinghouse’s global presence and enhance its service offering capabilities. Teekay Offshore continues to work through challenges associated with the redeployment of certain FPSO vessels where redeployment opportunities have been slower to materialize in the current market environment. The shuttle tanker operational performance has been stable and the company continues to expand its shuttle tanker fleet with seven new tankers expected to be delivered in late-2019 through 2022. In October, together with institutional partners, we entered into an agreement to acquire all outstanding publicly held common units representing 27% of the limited partner interests in Teekay Offshore for an aggregate investment of up to $170 million, of which the partnership is expected to fund approximately $75 million. As an alternative to the cash consideration offer, minority unitholders have the option to receive one newly designated unlisted common unit of Teekay Offshore for each listed common unit held.
Within our industrials segment, Clarios, our global manufacturer of automotive batteries, continues to benefit from stability in aftermarket battery demand despite impacts from lower auto production levels in China. We are pursuing operational improvements to optimize our U.S. operations. At our U.S. manufacturing facilities, we are debottlenecking production and assembly, to increase capacity utilization. We also continue to explore strategic alternatives related to the company’s global joint ventures. During the quarter, Clarios reached an agreement to acquire the 20% ownership interest held by Robert Bosch GmbH in its European battery manufacturing and sales operations, giving Clarios 100% ownership of the business which positions Clarios well to take advantage of growth opportunities in the European market. We also continue to seek monetization opportunities within this segment. Subsequent to quarter end, we reached an agreement to sell our controlling interest in NAP for gross proceeds of approximately $570 million. The sale is expected to generate $130 million of net proceeds after taxes for the partnership. Closing of the transaction is subject to NAP shareholder approval and customary closing conditions and is expected to occur in Q4 2019.
Geographically, our strategy is to take a long-term view on the regions where Brookfield has an established presence, and to invest further during periods of market weakness. In Brazil, during the third quarter of 2019, together with institutional partners, we acquired 100% of Ouro Verde, a leading Brazilian fleet management company that leases more than 22,000 heavy duty and light vehicles and provides related maintenance, operations, and other services to a diversified base of Brazilian and global corporate clients. The business has established itself as one of the leading fleet management companies in Brazil, with a large multi-asset fleet, nationwide operations and long-term relationships with clients which positions it well for organic growth.
The opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See the “Forward-Looking Statements” section included in this MD&A.

9

Unaudited Interim Condensed Consolidated Results of Operations
Comparison of the Three and Nine Months Ended September 30, 2019 and 2018
The table below summarizes our results of operations for the three and nine months ended September 30, 2019 and 2018. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS), except per unit amounts	2019	2018	2019	2018
Revenues	$11,794	$9,990	$31,712	$26,959
Direct operating costs	(10,389)	(9,080)	(28,358)	(24,929)
General and administrative expenses	(215)	(174)	(604)	(434)
Depreciation and amortization expense	(534)	(251)	(1,286)	(462)
Interest income (expense), net	(389)	(148)	(886)	(317)
Equity accounted income (loss), net	32	(9)	62	1
Impairment expense, net	—	(180)	(324)	(180)
Gain (loss) on acquisitions/dispositions, net	16	247	536	353
Other income (expense), net	(83)	(42)	(354)	(63)
Income (loss) before income tax	232	353	498	928
Current income tax (expense) recovery	(108)	(43)	(231)	(123)
Deferred income tax (expense) recovery	58	(25)	80	4
Net income (loss)	$182	$285	$347	$809
Attributable to:
Limited partners	$13	$(1)	$100	$4
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management	11	—	93	4
Special Limited Partners	—	94	—	278
Interest of others	158	192	154	523
Net income (loss)	$182	$285	$347	$809
Basic and diluted earnings per limited partner unit (1) (2)	$0.16	$—	$1.41	$0.06
____________________________________

(1)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for limited partnership units, for the three and nine months ended September 30, 2019 was 150.4 million and 136.1 million, respectively, and for the three and nine months ended September 30, 2018 was 129.3 million.

(2)
Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the three and nine months ended September 30, 2018.

For the three months ended September 30, 2019, we reported net income of $182 million, with $24 million of net income attributable to unitholders. This compares to net income of $285 million, with $93 million of net income attributable to unitholders, for the three months ended September 30, 2018. The decrease was primarily attributed to the non-cash gain recognized in the prior period from the change in control and associated change in accounting at Teekay Offshore and higher depreciation and amortization expense related to the acquisitions of Clarios and Healthscope in Q2 2019.
For the nine months ended September 30, 2019, we reported net income of $347 million, with $193 million of net income attributable to unitholders. This compares to net income of $809 million, with $286 million of net income attributable to unitholders, for the nine months ended September 30, 2018. The decrease was primarily due to the same factors described above, as well as impairment losses related to our investment in Teekay Offshore and higher depreciation and amortization expense in our infrastructure services segment, combined with transaction costs associated with the acquisitions of Clarios and Healthscope.

10

Revenue
For the three months ended September 30, 2019, revenue increased by $1,804 million to $11,794 million, compared to $9,990 million during the three months ended September 30, 2018. The increase in revenues was primarily due to the acquisitions of Clarios and Healthscope in Q2 2019, combined with a full quarter of contribution from Westinghouse, which was acquired in August 2018. The increase in revenue was partially offset by the disposition of our facilities management business (“BGIS”) and our executive relocation business (“BGRS”) in Q2 2019. Included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
For the nine months ended September 30, 2019, revenue increased by $4,753 million to $31,712 million, compared to $26,959 million during the nine months ended September 30, 2018. The increase in revenues was primarily due to the same factors described above, combined with the consolidation of Teekay Offshore beginning from Q3 2018. The increase in revenues was partially offset by a decrease in revenue at our fuel distribution business, Greenergy, primarily due to foreign exchange movements.
Direct Operating Costs
For the three months ended September 30, 2019, direct operating costs increased by $1,309 million to $10,389 million from $9,080 million in the same period of the prior year. The increase in direct operating costs was primarily related to the acquisitions of Clarios and Healthscope in Q2 2019, combined with a full quarter of contribution from Westinghouse. As noted, included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. The adoption of IFRS 16 reduced direct operating costs by approximately $61 million for the three months ended September 30, 2019.
For the nine months ended September 30, 2019, direct operating costs increased by $3,429 million to $28,358 million from $24,929 million in the same period of the prior year. The increase in direct operating costs was primarily related to the factors described above, partially offset foreign exchange movements at Greenergy. The adoption of IFRS 16 reduced direct operating costs by approximately $174 million for the nine months ended September 30, 2019.
General and Administrative Expenses
For the three months ended September 30, 2019, general and administrative, or G&A, expenses increased by $41 million to $215 million from $174 million in the same period in the prior year. G&A expenses increased primarily due to the acquisitions of Clarios and Healthscope in Q2 2019.
For the nine months ended September 30, 2019, G&A expenses increased by $170 million to $604 million from $434 million in the same period in the prior year, primarily due to the same factors described above, combined with the acquisitions of Schoeller and Westinghouse in Q2 2018 and Q3 2018, respectively.
Depreciation and Amortization Expense
Depreciation and amortization (”D&A”), expense includes depletion related to oil and gas assets, depreciation of PP&E, as well as the amortization of intangible assets. The highest contribution to D&A expense is from our infrastructure services and industrials segments. The D&A expense in our infrastructure services segment is mainly attributed to the amortization of customer contracts and depreciation at Westinghouse and the depreciation of vessels and equipment at Teekay Offshore. The D&A expense in our industrials segment is primarily depreciation and amortization on PP&E assets at our automotive batteries manufacturer, our graphite electrode manufacturing operations and our water and wastewater services, and our energy assets, where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves.
For the three months ended September 30, 2019, D&A expense increased by $283 million compared to the same period ended September 30, 2018. The increase in D&A expense was primarily due to the acquisitions of Clarios and Healthscope in Q2 2019, combined with a full quarter of contribution from Westinghouse, which was acquired in August 2018. The adoption of IFRS 16 increased D&A expense by approximately $52 million for the three months ended September 30, 2019.
For the nine months ended September 30, 2019, D&A expense increased by $824 million compared to the same period ended September 30, 2018, primarily due to the same factors described above, as well as the consolidation of Teekay Offshore beginning in the third quarter of 2018. The adoption of IFRS 16 increased D&A expense by approximately $140 million for the nine months ended September 30, 2019.

11

Interest Income (Expense), net
For the three months ended September 30, 2019, net interest expense increased by $241 million when compared to the three months ended September 30, 2018. The increase was primarily due to the inclusion of the incremental borrowing costs related to the acquisitions of Clarios and Healthscope in Q2 2019, combined with a full quarter of contribution from Westinghouse, which was acquired in August 2018. The adoption of IFRS 16 increased interest expense by approximately $11 million for the three months ended September 30, 2019.
For the nine months ended September 30, 2019, net interest expense increased by $569 million when compared to the nine months ended September 30, 2018, primarily due to the same factors described above, as well as the consolidation of Teekay Offshore in Q3 2018. The adoption of IFRS 16 increased interest expense by approximately $36 million for the nine months ended September 30, 2019.
Equity Accounted Income, net
For the three months ended September 30, 2019, equity accounted income increased by $41 million relative to the same period in the prior year. The increase was primarily due to the incremental contribution from the equity accounted investment within the business operations at Clarios, which was acquired in Q2 2019. Additionally, the prior period included a loss at Greenergy from the disposal of a joint venture.
For the nine months ended September 30, 2019, equity accounted income increased by $61 million relative to the same period in the prior year primarily for the same factors described above, partially offset with an impairment loss on vessels at Teekay Offshore, which was equity accounted in Q2 2018, and the loss of contribution after the dispositions of our 33% ownership interest in Berkshire Hathaway HomeServices (“HomeServices”) and Quadrant Energy in Q2 2018 and Q4 2018, respectively.
Impairment Expense, net
For the three months ended September 30, 2019, there was no impairment expense. For the nine months ended September 30, 2019, we recorded an impairment loss of $324 million related to our investment in Teekay Offshore. During the period, consistent with the partnership’s accounting policies, an impairment analysis was performed related to our investment in Teekay Offshore. Based on the analysis, an impairment related to both PP&E and goodwill was recorded. For the three and nine months ended September 30, 2018, an impairment loss was recorded in PP&E at our Canadian energy operation as a result of the decline in natural gas pricing.
Gains on Acquisitions/Dispositions, net
For the three months ended September 30, 2019, we recorded a net gain of $16 million, which was primarily comprised of a gain recognized on the sale of industrial assets at BRK Ambiental. For the three months ended September 30, 2018, we recorded a net gain of $247 million, which was primarily related to the non-cash gain recognized from the change in control and associated change in accounting from equity accounted investment to consolidation at Teekay Offshore.
For the nine months ended September 30, 2019, we recorded a net gain of $536 million, which was primarily related to the gain recognized at BRK Ambiental mentioned above as well as the dispositions of BGIS ($341 million before tax) and BGRS ($180 million before tax) in Q2 2019. For the nine months ended September 30, 2018, we recorded a net gain of $353 million, which was primarily related to the disposition of our ownership interest in HomeServices ($55 million before tax), as well as the net gain recognized on the sale of certain land and buildings in our infrastructure support products manufacturing operation ($48 million before tax).
Other Income (Expenses), net
For the three months ended September 30, 2019, other expenses of $83 million comprised primarily unrealized losses on derivatives at Teekay Offshore and restructuring costs at Westinghouse. For the three months ended September 30, 2018, other expenses of $42 million primarily related to non-cash gains at Greenergy, offset by transaction and restructuring costs related to the acquisition of Westinghouse.
For the nine months ended September 30, 2019, other expenses of $354 million are primarily related to the factors described above, combined with transaction costs associated with the acquisitions of Clarios and Healthscope in Q2 2019 and the disposition of BGIS. For the nine months ended September 30, 2018, other expenses of $63 million primarily related to the factors described above, combined with fair value movements on hedges in our Canadian energy operation, partially offset by an increase in the valuation of warrants held in our infrastructure services segment.

12

Income Tax (Expense) Recovery
For the three months ended September 30, 2019, current income tax expense and deferred income tax recovery were $108 million and $58 million, respectively, compared to a $43 million current income tax expense and a $25 million deferred income tax expense for the same periods in 2018. Current taxes increased primarily due to the acquisition of Clarios and the tax associated with the sale of industrial assets at BRK Ambiental. Deferred taxes decreased primarily due to the sale of the industrial assets at BRK Ambiental. In addition, deferred tax expense in 2018 included the derecognition of tax attributes within our industrials segment.
Our effective tax rate for the three months ended September 30, 2019 was 22%, while our composite income tax rate was 27%. The difference in our effective tax rate in comparison to our composite income tax rate is primarily driven by the fact that we operate in countries with different tax rates, most of which vary from our domestic statutory tax rate. The difference in the global tax rates gave rise to a 36% reduction in our effective tax rate. The difference will vary from period to period depending on the relative proportion of income in each country and business.
Lastly, our consolidated net income includes income attributable to non-controlling interest ownership interests in flow through entities (for example, partnerships), while our consolidated tax provision includes only our proportionate share of the tax provision of these entities. This gave rise to a 14% increase in our effective tax rate.

13

Summary of Results
Quarterly Results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

(US$ MILLIONS, except per unit amounts)	2019			2018				2017
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Three months ended
Revenues	$11,794	$10,717	$9,201	$10,209	$9,990	$8,775	$8,194	$8,379
Direct operating costs	(10,389)	(9,776)	(8,193)	(9,205)	(9,080)	(8,200)	(7,649)	(8,034)
General and administrative expenses	(215)	(211)	(178)	(209)	(174)	(142)	(118)	(107)
Depreciation and amortization expense	(534)	(441)	(311)	(286)	(251)	(105)	(106)	(109)
Interest income (expense), net	(389)	(313)	(184)	(181)	(148)	(83)	(86)	(67)
Equity accounted income (loss), net	32	23	7	9	(9)	(7)	17	8
Impairment expense, net	—	(324)	—	(38)	(180)	—	—	(9)
Gain (loss) on acquisitions/dispositions, net	16	522	(2)	147	247	90	16	—
Other income (expense), net	(83)	(181)	(90)	(73)	(42)	(7)	(14)	(72)
Income (loss) before income tax	232	16	250	373	353	321	254	(11)
Current income tax (expense)/recovery	(108)	(93)	(30)	(63)	(43)	(52)	(28)	(11)
Deferred income tax (expense)/recovery	58	41	(19)	84	(25)	39	(10)	16
Net income (loss)	$182	$(36)	$201	$394	$285	$308	$216	$(6)
Attributable to:
Limited partners	$13	$55	$32	$70	$(1)	$40	$(35)	$(79)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	11	52	30	66	—	38	(34)	(83)
Special Limited Partners	—	—	—	—	94	41	143	117
Interest of others	158	(143)	139	258	192	189	142	39
Net income (loss)	$182	$(36)	$201	$394	$285	$308	$216	$(6)
Basic and diluted earnings (loss) per limited partner unit (1) (2)	$0.16	$0.82	$0.48	$1.04	$—	$0.60	$(0.53)	$(1.25)
____________________________________

(1)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for limited partnership units, for the three and nine months ended September 30, 2019 was 150.4 million and 136.1 million, respectively, and for the three and nine months ended September 30, 2018 was 129.3 million.

(2)
Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the three months ended December 31, 2017, March 31, 2018, June 30, 2018, and September 30, 2018.

Revenue and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, economic factors and commodity market volatility, and weather and seasonality in underlying operations. Within our industrials segment, our contract drilling and well-servicing operations are dependent on the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields that can be impacted by weather conditions. Clarios, our leading global automotive battery manufacturer, is impacted by customer’s seasonal inventory stocking and destocking trends. Within our infrastructure services, Westinghouse’s core operating plants services business generates the majority of its revenue during the fall and spring when power plants go offline for maintenance, and the business is also impacted by the variability in customer plant outage cycle requirements from year to year. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

14

Review of Consolidated Financial Position
The following is a summary of the interim condensed consolidated statements of financial position as at September 30, 2019 and December 31, 2018:

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Assets
Cash and cash equivalents	$3,018	$1,949
Financial assets	1,658	1,369
Accounts and other receivable, net	6,017	5,160
Inventory and other assets	4,795	3,075
Assets held for sale	63	63
Property, plant and equipment	14,124	6,947
Deferred income tax assets	557	280
Intangible assets	11,252	5,523
Equity accounted investments	1,246	541
Goodwill	5,118	2,411
Total assets	$47,848	$27,318
Liabilities and equity
Liabilities
Accounts payable and other	$14,712	$9,082
Liabilities associated with assets held for sale	10	9
Corporate borrowings	—	—
Non-recourse borrowings in subsidiaries in Brookfield Business Partners	21,965	10,866
Deferred income tax liabilities	1,737	867
Total liabilities	$38,424	$20,824
Equity
Limited partners	$2,151	$1,548
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,703	1,415
Interest of others	5,570	3,531
Total equity	9,424	6,494
Total liabilities and equity	$47,848	$27,318
Financial Assets
Financial assets comprise of marketable securities, loans and notes receivable, derivative contracts and restricted cash. The balance increased by $289 million from $1,369 million as at December 31, 2018 to $1,658 million as at September 30, 2019. The increase was primarily due to fair value movements in derivatives at Greenergy.
The following table presents financial assets by segment as at September 30, 2019 and December 31, 2018:

(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
September 30, 2019	$858	$340	$358	$102	$1,658
December 31, 2018	$623	$360	$333	$53	$1,369

15

Accounts and Other Receivable, net
Accounts and other receivable, net increased by $857 million from $5,160 million as at December 31, 2018 to $6,017 million as at September 30, 2019. The increase was primarily due to the acquisition of Clarios in Q2 2019, an increase in trade receivables at Greenergy due to an increase in fuel prices at the end of the quarter compared to December 31, 2018 and at Multiplex primarily in the Australian operations as a result of higher project activity, partially offset by the disposition of BGIS and BGRS.
Inventory and Other Assets
Inventory and other assets increased by $1,720 million from $3,075 million as at December 31, 2018 to $4,795 million as at September 30, 2019. The increase was primarily due to the acquisitions of Clarios and Healthscope in Q2 2019, combined with an increase at Greenergy due to an increase in fuel prices at the end of the quarter compared to December 31, 2018.
Assets Held for Sale
Assets held for sale were $63 million as at September 30, 2019 and primarily relate to certain assets in our infrastructure support products manufacturing operation.
Property, Plant & Equipment and Intangible Assets
The PP&E balance of $14,124 million as at September 30, 2019, increased by $7,177 million when compared to $6,947 million as at December 31, 2018. The increase was primarily due to the acquisitions of Clarios and Healthscope in Q2 2019 combined with the recognition of right of use (“ROU”) lease assets on the adoption of IFRS 16 on January 1, 2019, partially offset by an impairment recorded on vessels at Teekay Offshore. As at September 30, 2019, the PP&E balance included $1,145 million of lessee ROU assets.
Intangible assets increased by $5,729 million, from $5,523 million as at December 31, 2018 to $11,252 million as at September 30, 2019. The increase was primarily due to the acquisitions of Clarios and Healthscope in Q2 2019, partially offset by the disposition of BGIS and a decrease in intangible assets at BRK Ambiental associated with the sale of the industrial assets.
Capital expenditures represent additions to property, plant, and equipment and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to network upgrades and equipment at Imagine, terminal expansions at Greenergy, maintenance and improvements on hospital facilities at Healthscope and maintenance and expansion of the vehicle fleet at Ouro Verde. Within our infrastructure services segment, capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at Westinghouse and vessel dry-docking costs and additions at Teekay Offshore. Finally, within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our automotive batteries and graphite electrode manufacturing and mining operations. We also include additions to intangible assets in BRK Ambiental within capital expenditures due to the nature of its concession agreements. For the three months ended September 30, 2019, total capital expenditures were $383 million. Capital expenditures at our business services, infrastructure services and industrials segment were $86 million, $73 million and $224 million, respectively.
Equity Accounted Investment
Equity accounted investments increased by $705 million from $541 million as at December 31, 2018 to $1,246 million as at September 30, 2019, primarily due to the acquisition of Clarios in Q2 2019, partially offset by a decrease at Greenergy due to the acquisition of a joint venture which was previously equity accounted.
Goodwill
Goodwill increased by $2,707 million from $2,411 million as at December 31, 2018 to $5,118 million as at September 30, 2019, which was primarily due to the acquisitions of Clarios and Healthscope in Q2 2019, partially offset by an impairment related to our investment in Teekay Offshore and the disposition of BGIS.
Accounts Payable and Other
Accounts payable and other increased by $5,630 million from $9,082 million as at December 31, 2018 to $14,712 million as at September 30, 2019. The increase was primarily due to the acquisitions of Clarios and Healthscope in Q2 2019, combined with the recognition of lease liabilities on the adoption of IFRS 16. As at September 30, 2019, the accounts payable and other balance included $1,213 million of lessee lease liabilities.

16

Corporate and Non-Recourse Borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.
Equity Attributable to Unitholders
As at September 30, 2019, our capital structure was comprised of two classes of partnership units, LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., “Memorandum and Articles of Association — Description of our Units and our Limited Partnership Agreement” in our Annual Report on Form 20-F.
Holding LP's capital structure is comprised of three classes of partnership units: Special LP Units, managing general partner units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the unit price of the partnership over an initial threshold. See Item 10.B, “Memorandum and Articles of Association — Description of the Holding LP Limited Partnership Agreement” in our Annual Report on Form 20-F.
During the third quarter of 2019, the volume weighted average price per unit was $36.36, which was below the previous incentive distribution threshold of $41.96 per unit, resulting in an incentive distribution of $nil for the quarter.
As part of the spin-off, Brookfield also subscribed for $15 million of preferred shares of our holding entities.
During the third quarter of 2019, we renewed the NCIB for our limited partnership units (the “units”). Under the NCIB, Brookfield Business Partners is authorized to repurchase annually up to 5% of its issued and outstanding units, or 4,050,188 units, including up to 18,026 units on the TSX during any trading day. Brookfield Business Partners can make one block purchase per week which exceeds this daily purchase restriction, subject to the annual aggregate limit. Repurchases were authorized to commence on August 15, 2019 and will terminate on August 14, 2020. During the nine month period ended September 30, 2019, a total of 202,143 shares had been repurchased.
In June 2019, the partnership issued 13,837,000 limited partnership units at $39.40 per unit, for gross proceeds of approximately $545 million before equity issuance costs of $14 million. Concurrently, Holding LP issued 6,610,000 redemption-exchange units for net proceeds of approximately $250 million.
On July 23, 2019, the Underwriters partially exercised their over-allotment option and purchased 1,070,000 additional units for additional gross proceeds to the partnership of approximately $42 million.
As at September 30, 2019 and December 31, 2018, the total number of partnership units outstanding are as follows:

UNITS	September 30, 2019	December 31, 2018
GP Units	4	4
LP Units	80,890,655	66,185,798
Non-controlling interests:
Redemption-Exchange Units, held by Brookfield	69,705,497	63,095,497
Special LP Units	4	4
Segment Analysis
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker, or CODM, for the purpose of allocating resources to the segment and to assessing its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are funds from operations, or Company FFO and Company EBITDA.
Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. Company FFO is presented net to unitholders, or net to parent company. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is considered a key measure of our financial performance and we use Company FFO to assess operating results and our business performance. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, and the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA is presented net to unitholders, or net to parent company. See “Reconciliation to Non-IFRS Measures” for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

17

The following table presents Company EBITDA and Company FFO for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2019	2018	2019	2018
Revenues	$11,794	$9,990	$31,712	$26,959
Direct operating costs	(10,389)	(9,080)	(28,358)	(24,929)
General and administrative expenses	(215)	(174)	(604)	(434)
Equity accounted Company EBITDA	61	34	157	156
Company EBITDA attributable to others (1)	(883)	(539)	(2,036)	(1,148)
Company EBITDA (2)	$368	$231	$871	$604
Realized disposition gains (loss), net	16	(3)	536	103
Other income (expense), net	(19)	(11)	(17)	(11)
Interest income (expense), net	(389)	(148)	(886)	(317)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(14)	(8)	(29)	(47)
Current income taxes	(108)	(43)	(231)	(123)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	365	152	615	276
Company FFO (2)	$219	$170	$859	$485
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

For the three months ended September 30, 2019, we reported Company EBITDA of $368 million, an increase of $137 million relative to the three months ended September 30, 2018. The increase in Company EBITDA was primarily due to contributions from our recent acquisitions of Healthscope in Q2 2019 and Ouro Verde in Q3 2019 within the business services segment, and Clarios which we acquired in Q2 2019 within our industrials segment. This increase was partially offset by the dispositions of BGIS and BGRS in Q2 2019. The adoption of IFRS 16 increased Company EBITDA by approximately $22 million for the three months ended September 30, 2019.
Company EBITDA for the nine months ended September 30, 2019, was $871 million, an increase of $267 million relative to the nine months ended September 30, 2018. The increase was due to the same factors described above, in addition to the acquisition of Westinghouse, which was acquired in Q3 2018, and stronger results from our construction services business due to higher project activity in Australia. This was partially offset by lower contributions from GrafTech due to a decrease in our ownership combined with higher than normal costs associated with the write-up of inventory as part of our purchase price accounting on the acquisition of Clarios.
For the three months ended September 30, 2019, we reported Company FFO of $219 million, representing an increase of $49 million relative to the three months ended September 30, 2018. The increase was primarily due to the factors contributing to the increase in Company EBITDA, combined with a gain recognized on the sale of industrial assets at BRK Ambiental. The increase in Company FFO was partially offset by higher interest expense due to incremental borrowings related to the acquisitions of Clarios and Healthscope, combined with an increase in our ownership of Teekay Offshore. The adoption of IFRS 16 increased Company FFO by approximately $18 million for the three months ended September 30, 2019.
Company FFO for the nine months ended September 30, 2019 was $859 million, representing an increase of $374 million compared to the same period in the prior period. Company FFO increased for the same factors described above, combined with disposition gains recognized on the dispositions of BGRS and BGIS. The increase was partially offset by the gain recognized on the disposition of our 33% ownership interest in HomeServices in the prior period.

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Business Services
The following table presents Company EBITDA and Company FFO for our business services segment for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2019	2018	2019	2018
Revenues	$7,427	$7,923	$21,707	$23,129
Direct operating costs	(7,150)	(7,784)	(21,097)	(22,729)
General and administrative expenses	(93)	(64)	(227)	(203)
Equity accounted Company EBITDA	9	8	28	23
Company EBITDA attributable to others (1)	(129)	(51)	(241)	(122)
Company EBITDA (2)	$64	$32	$170	$98
Realized disposition gain (losses), net	—	—	522	55
Other income (expense), net	(2)	—	(2)	—
Interest income (expense), net	(65)	(9)	(123)	(50)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(2)	(1)	(5)	(2)
Current income taxes	(19)	(8)	(76)	(38)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	55	12	(81)	46
Company FFO (2)	$31	$26	$405	$109
The following table presents equity attributable to the unitholders for our business services segment as at September 30, 2019 and December 31, 2018:

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Total assets	$12,607	$7,613
Total liabilities	10,876	5,549
Interests of others in operating subsidiaries (1)	630	571
Equity attributable to unitholders	1,101	1,493
Total equity	$1,731	$2,064
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

Comparison of the Three and Nine Months Ended September 30, 2019 and 2018
Revenue from our business services segment for the three months ended September 30, 2019 was $7,427 million, a decrease of $496 million compared to revenues in the same period in 2018 of $7,923 million. Direct operating costs decreased by $634 million, to $7,150 million for the three months ended September 30, 2019, from $7,784 million in the same period in 2018. The decrease in revenues and direct costs was primarily due to foreign exchange movements and lower prices at Greenergy, combined with the loss of contribution from the dispositions of BGIS and BGRS in Q2 2019. Included in revenue and direct operating costs for Greenergy is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs without impact on the margin generated by the business. For the three months ended September 30, 2019, the duty element included in revenues and direct operating costs was approximately $2,234 million. The decrease in revenue and direct operating costs was partially offset by contributions from our construction services business due to higher project activity in Australia, combined with contributions from Healthscope and Ouro Verde which we acquired in the Q2 2019 and Q3 2019, respectively. Revenue and direct operating costs for the nine months ended September 30, 2019 decreased $1,422 million and $1,632 million, respectively, compared to the nine months ended September 30, 2018, primarily due to the same factors described above.

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Company EBITDA for the three months ended September 30, 2019 was $64 million, representing an increase of $32 million when compared to the three months ended September 30, 2018. The increase in Company EBITDA was due to contributions from Healthscope and Ouro Verde, which were acquired in Q2 2019 and Q3 2019, respectively, combined with higher contributions from our construction services. This increase in EBITDA was partially offset by lost contribution from the dispositions of BGRS and BGIS in Q2 2019. Company EBITDA for the nine months ended September 30, 2019 was $170 million, representing an increase of $72 million compared to the prior period, which was primarily due to the same factors described above, combined with an increase in contribution from Greenergy.
Company FFO in our business services segment was $31 million for the three months ended September 30, 2019, representing an increase of $5 million compared to September 30, 2018. The increase was due to the factors described above, partially offset by higher interest expense related to the acquisitions of Healthscope and Ouro Verde in Q2 2019 and Q3 2019, respectively. Company FFO in the segment for nine months ended September 30, 2019 increased $296 million primarily due to the same factors described above, as well as the gains recognized on the dispositions of BGRS and BGIS. The increase in Company FFO was partially offset by the gain recognized in the prior period on the disposition of our 33% ownership interest in HomeServices.
Infrastructure Services
The following table presents Company EBITDA and Company FFO for our infrastructure services segment for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2019	2018	2019	2018
Revenues	$1,133	$1,049	$3,527	$1,054
Direct operating costs	(759)	(738)	(2,489)	(738)
General and administrative expenses	(29)	(22)	(104)	(22)
Equity accounted Company EBITDA	21	23	77	96
Company EBITDA attributable to others (1)	(227)	(205)	(649)	(205)
Company EBITDA (2)	$139	$107	$362	$185
Other income (expense), net	(17)	(11)	(17)	(11)
Interest income (expense), net	(93)	(76)	(291)	(76)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(5)	(6)	(13)	(36)
Current income taxes	(4)	(6)	5	(6)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	75	68	205	68
Company FFO (2)	$95	$76	$251	$124
The following table presents equity attributable to unitholders for our infrastructure services segment as at September 30, 2019 and December 31, 2018:

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Total assets	$10,792	$11,640
Total liabilities	9,103	9,129
Interests of others in operating subsidiaries (1)	1,033	1,534
Equity attributable to unitholders	656	977
Total equity	$1,689	$2,511
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

20

Comparison of the Three and Nine Months Ended September 30, 2019 and 2018
For the three months ended September 30, 2019, revenue and direct operating costs for our infrastructure services segment were $1,133 million and $759 million, respectively, representing an increase of $84 million and $21 million. The increase was due to incremental contributions based on strong performance at Westinghouse. In addition, the current period included a full quarter contribution from Westinghouse as the acquisition closed on August 1, 2019 and prior year results included a partial quarter of performance. Revenue and direct operating costs for the nine months ended September 30, 2019 were $3,527 million and $2,489 million, respectively, compared to $1,054 million and $738 million for the same period in 2018, respectively. The increase was due to the same factors described above, in addition to the consolidation of Teekay in Q3 2018.
Company EBITDA for the three months ended September 30, 2019 was $139 million, representing an increase of $32 million when compared to the three months ended September 30, 2018. Westinghouse contributed $89 million to Company EBITDA in the quarter, resulting from a higher level of services and fuel assembly shipments contributing to strong performance in the core fuel services business. In addition, the new plants business generated higher than normal margins during the quarter primarily due to the reversal of reserves as a result of continued positive performance as projects are getting closer to completion. These positive contributions were partially offset by negative foreign currency movements related to the European business. The remaining increase in Company EBITDA was attributed to Teekay Offshore, which was due to the increase in our ownership from 25% to 31% related to the purchase of Teekay Corporation's holdings in Teekay Offshore. Company EBITDA for the nine months ended September 30, 2019 was $362 million, representing an increase of $177 million compared to the prior period, which was primarily due to the same factors described above.
Company FFO for the three months ended September 30, 2019 was $95 million, representing an increase of $19 million when compared to the three months ended September 30, 2018. The increase in FFO was primarily due to the same factors mentioned above, partially offset by higher interest expense related to the acquisition of Westinghouse and the increase in our ownership of Teekay Offshore. Company FFO for nine months ended September 30, 2019 increased $127 million due to the same factors described above.
Industrials
The following table presents Company EBITDA and Company FFO for our industrials segment for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2019	2018	2019	2018
Revenues	$3,234	$1,018	$6,478	$2,769
Direct operating costs	(2,478)	(556)	(4,766)	(1,456)
General and administrative expenses	(71)	(70)	(214)	(159)
Equity accounted Company EBITDA	31	3	52	37
Company EBITDA attributable to others (1)	(527)	(283)	(1,146)	(821)
Company EBITDA (2)	$189	$112	$404	$370
Realized disposition gain (losses), net	17	(3)	15	48
Other income (expense), net	—	—	2	—
Interest income (expense), net	(240)	(67)	(495)	(195)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(7)	(1)	(11)	(9)
Current income taxes	(91)	(29)	(176)	(79)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	235	72	491	162
Company FFO (2)	$103	$84	$230	$297

21

The following table presents equity attributable to unitholders for our industrials segment as at September 30, 2019 and December 31, 2018:

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Total assets	$23,417	$7,650
Total liabilities	18,445	5,865
Interests of others in operating subsidiaries (1)	3,907	1,426
Equity attributable to unitholders	1,065	359
Total equity	$4,972	$1,785
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

Comparison of the Three and Nine Months Ended September 30, 2019 and 2018
Revenue from our industrials segment for the three months ended September 30, 2019 was $3,234 million, representing an increase of $2,216 million compared to $1,018 million in the same period in 2018. Direct operating costs increased by $1,922 million, to $2,478 million for the three months ended September 30, 2019, from $556 million in the same period in 2018. The increase in revenue and direct operating costs was primarily due to the acquisition of Clarios during the second quarter of 2019. For the nine months ended September 30, 2019, revenue from the segment was $6,478 million, representing an increase of $3,709 million, while direct operating costs were $4,766 million, representing an increase of $3,310 million compared to the same period in 2018. The increase in revenue and direct operating costs was primarily due to the factors described above, combined with contribution from Schoeller Allibert, which was acquired in the second quarter of 2018.
Company EBITDA in our industrials segment increased by $77 million for the three months ended September 30, 2019, compared to the three months ended September 30, 2018. The increase was primarily due to the acquisition of Clarios in Q2 2019, which was partially offset by lower contributions GrafTech as a result of lower volumes, and from the sale of Quadrant, our Australian oil and gas operation, in Q4 2018. Clarios contributed $92 million to Company EBITDA. The results in the quarter were negatively impacted by higher than normal costs associated with the write-up of inventory as part of our purchase price accounting on the acquisition, higher stand-alone costs related to business carve out activities and foreign currency movements related to our business in Europe. We do not anticipate another quarter of higher than normal inventory costs. Execution of our operational initiatives is progressing and the business is performing well, driven by resilient after-market demand and increased volumes of advanced battery sales, offset by lower volumes in China primarily driven by lower OE production levels. Company EBITDA in the segment for the nine months ended September 30, 2019, was $404 million compared to $370 million for the nine months ended September 30, 2018. The increase in Company EBITDA was primarily due to the same factors described above.
Company FFO in our industrials segment was $103 million for the three months ended September 30, 2019, compared to $84 million for the three months ended September 30, 2018. Company FFO for the three months ended September 30, 2019 increased primarily due to the factors described above, partially offset by higher interest and current tax expense related to the acquisition of Clarios in Q2 2019. In addition, Company FFO for the three months ended September 30, 2019 included a $16 million net gain, before taxes, on the sale of industrial assets at BRK Ambiental. For the nine months ended September 30, 2019, Company FFO was $230 million, representing a decrease of $67 million compared to the nine months ended September 30, 2018, primarily due the aforementioned higher interest expense from higher borrowings related to the acquisition of Clarios. In addition, the prior period results included a gain realized on the sale of steel drainage assets in our infrastructure support products manufacturing operation.

22

Corporate and Other
The following table presents Company EBITDA and Company FFO for our corporate and other segment for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2019	2018	2019	2018
Revenues	$—	$—	$—	$7
Direct operating costs	(2)	(2)	(6)	(6)
General and administrative expenses	(22)	(18)	(59)	(50)
Company EBITDA (1)	$(24)	$(20)	$(65)	$(49)
Realized disposition gain (losses), net	(1)	—	(1)	—
Interest income (expense), net	9	4	23	4
Current income taxes	6	—	16	—
Company FFO (1)	$(10)	$(16)	$(27)	$(45)
The following table presents equity attributable to unitholders for our corporate and other segment as at September 30, 2019 and December 31, 2018:

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Total assets	$1,032	$415
Total liabilities	—	281
Equity attributable to unitholders	1,032	134
Total equity	$1,032	$134
____________________________________

(1)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus third party debt with recourse, net of cash held by corporate entities. The management fee for the three and nine months ended September 30, 2019 was $16 million and $40 million, respectively. General and administrative costs relate to corporate expenses, including audit and director fees.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield, as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at September 30, 2019, the amount of the deposit was $590 million and was included in cash and cash equivalents.
Reconciliation of Non-IFRS Measures
Company FFO
To measure our performance, amongst other measures, we focus on Company FFO. We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses as appropriate and other items. Company FFO is presented net to unitholders, or net to the parent company. Company FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Company FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Company FFO has the following limitations as an analytical tool:

•
Company FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

23

•	Company FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•
Company FFO does not include non-cash fair value adjustments or mark-to-market adjustments recorded to net income unless the underlying movement in the item being hedged is recorded within Company FFO.

Because of these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company FFO provides a more complete understanding of factors and trends affecting our underlying operations, including the impact of borrowing. Company FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization as the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses where the offsetting movement is not included within direct operating costs, as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.
Company EBITDA
We also use Company EBITDA as a measure of performance. We define Company EBITDA as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. Company EBITDA is presented net to unitholders, or net to the parent company. Company EBITDA has limitations as an analytical tool as it does not include realized disposition gains (losses), interest income (expense), and current income taxes, as well as depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses as appropriate and impairment charges. Because of these limitations, Company EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company EBITDA is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company EBITDA provides a more complete understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations.

24

The following table reconciles Company EBITDA and Company FFO to net income attributable to unitholders for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2019	2018	2019	2018
Revenues	$11,794	$9,990	$31,712	$26,959
Direct operating costs	(10,389)	(9,080)	(28,358)	(24,929)
General and administrative expenses	(215)	(174)	(604)	(434)
Equity accounted investment Company EBITDA (1)	61	34	157	156
Company EBITDA attributable to others (2)	(883)	(539)	(2,036)	(1,148)
Company EBITDA	$368	$231	$871	$604
Realized disposition gain (loss), net	16	(3)	536	103
Other income (expense), net	(19)	(11)	(17)	(11)
Interest income (expense), net	(389)	(148)	(886)	(317)
Equity accounted current taxes and interest (1)	(14)	(8)	(29)	(47)
Current income taxes	(108)	(43)	(231)	(123)
Company FFO attributable to others (2)	365	152	615	276
Company FFO	$219	$170	$859	$485
Depreciation and amortization	(534)	(251)	(1,286)	(462)
Gain on acquisition and disposition	—	250	—	250
Impairment expense, net	—	(180)	(324)	(180)
Other income (expenses), net	(64)	(31)	(337)	(52)
Deferred income taxes	58	(25)	80	4
Non-cash items attributable to equity accounted investments (1)	(15)	(35)	(66)	(108)
Non-cash items attributable to others (2)	360	195	1,267	349
Net income attributable to unitholders	$24	$93	$193	$286
____________________________________

(1)
The sum of these amounts equates to equity accounted income of $32 million and $62 million as per our IFRS statement of operating results for the three and nine months ended September 30, 2019, respectively, and equity accounted loss of $9 million and income of $1 million for the three and nine months ended September 30, 2018, respectively.

(2)
Total cash and non-cash items attributable to the interest of others equals net income of $158 million and $154 million as per our IFRS statement of operating results for the three and nine months ended September 30, 2019, and net income of $192 million and $523 million for the three and nine months ended September 30, 2018, respectively.

The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, Preferred Shares and Special LP units to equity attributable to unitholders for the periods indicated:

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Limited partners	$2,151	$1,548
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special LP Units held by Brookfield	1,703	1,415
Equity attributable to unitholders	$3,854	$2,963
The following table presents equity attributable to unitholders by segment as at September 30, 2019 and December 31, 2018:

(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
September 30, 2019	$1,101	$656	$1,065	$1,032	$3,854
December 31, 2018	$1,493	$977	$359	$134	$2,963

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Liquidity and Capital Resources
We manage our liquidity and capital requirements through cash flows from operations, the use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to be able to meet our ongoing operating requirements.
Our principal liquidity needs for the next year include meeting debt service payments and funding recurring expenses, required capital expenditures, committed acquisitions and other acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield led consortium arrangements with institutional investors or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance.
During the third quarter, the partnership, together with institutional partners, completed the acquisition of 100% of the equity capital of Ouro Verde. The partnership funded approximately $50 million of the acquisition with existing liquidity, for a 38% ownership interest. The "Developments in our Business" section of the MD&A provides further details about recent acquisitions announced and completed by the partnership.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and access to public and private capital markets. The partnership issued 13,837,000 limited partnership units at $39.40 per unit, for gross proceeds of approximately $545 million before equity issuances costs of $14 million. Concurrently, Holding LP issued 6,610,000 redemption-exchange units for net proceeds of approximately $250 million. On July 23, 2019, the Underwriters partially exercised their over-allotment option and purchased 1,070,000 additional units for additional gross proceeds to the partnership of approximately $42 million.
The following table presents borrowings by segment as at September 30, 2019 and December 31, 2018:

(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
September 30, 2019	$2,666	$5,783	$13,516	$—	$21,965
December 31, 2018	$1,228	$5,748	$3,890	$—	$10,866
As at September 30, 2019, the partnership had outstanding debt of $21,965 million compared to $10,866 million as at December 31, 2018. The borrowings consist of the following:

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Term loans and credit facilities	$16,132	$8,505
Project financing	538	573
Securitization program	—	260
Notes and debentures	5,295	1,528
Total Borrowings	$21,965	$10,866
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through on-going operations. On a consolidated basis, our operations had borrowings totaling $21,965 million as at September 30, 2019, compared to $10,866 million at December 31, 2018. The increase of $11,099 million was primarily due to $10.2 billion of revolving lines of credit, term loans and debt securities secured for our acquisition of Clarios and $1.2 billion of revolving lines of credit and terms loans secured for our acquisition of Healthscope. This increase was partially offset by the sale of BGIS and BGRS, debt repayments at GrafTech, and other regular amortization and revolver paydowns.
We finance our assets principally at the operating company level with debt that is generally non-recourse to either the partnership or to our other operations and secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is primarily in the form of revolving credit facilities, term loans and debt securities with varying maturities, ranging from on demand to 20 years. The weighted average maturity at September 30, 2019 was 5.9 years and the weighted average interest rate on debt outstanding was 5.8%. As at September 30, 2019, our maximum borrowing capacity at the operating and other subsidiaries level was $28,665 million, of which $21,965 million was drawn.

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The use of credit facilities, term loans and debt securities is primarily related to ongoing operations and capital expenditures, and to fund acquisitions. The interest rates charged on these facilities are based on market interest rates. These borrowings include customary covenants based on fixed charge coverage, debt-to-EBITDA ratios and maintaining minimum equity or liquidity levels. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements. In periods of difficult economic conditions, we undertake proactive measures to avoid having any of our operations default under the terms of their facilities, including amending such debt instruments or, if necessary, seeking waivers from the lenders. Our ability to enter into an amendment or, if needed, obtain a waiver or otherwise refinance any such indebtedness depends on, among other things, the conditions of the capital markets and our financial conditions at such time.
The partnership has a revolving credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or Holding LP, that is not otherwise a borrower. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contain restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). As at September 30, 2019, the credit facility remains undrawn.
The partnership also has bilateral credit facilities, available for a total amount of $1,050 million across a diverse group of banks. The credit facilities are available in Euros, Sterling, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities are for general corporate purposes and require us to maintain a minimum tangible net worth and a minimum deconsolidated debt to capitalization ratio at the corporate level. As at September 30, 2019, the credit facility remains undrawn. Subsequent to the quarter, the partnership amended and restated its bilateral credit facilities, increasing the total available amount by $495 million to $1,545 million across an expanded group of banks.
The table below outlines the partnership's consolidated net debt to capitalization as at September 30, 2019 and December 31, 2018:

(US$ MILLIONS)	September 30, 2019	December 31, 2018
Borrowings	$21,965	$10,866
Cash and cash equivalents	(3,018)	(1,949)
Net debt	18,947	8,917
Total equity	9,424	6,494
Total capital and net debt	$28,371	$15,411
Net debt to capitalization ratio	67%	58%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On November 6, 2019, the Board of Directors of the partnership’s general partner declared a dividend of $0.0625 per unit payable on December 31, 2019 to unitholders of record as at the close of business on November 29, 2019.
During the third quarter of 2019, the volume weighted average price per unit was $36.36, which was below the previous incentive distribution threshold of $41.96 per unit, resulting in an incentive distribution of $nil for the quarter.
Cash Flow
We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if required.

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As at September 30, 2019, we had cash and cash equivalents of $3,018 million, compared to $1,949 million as at December 31, 2018. The net cash flows for the nine months ended September 30, 2019 and 2018 were as follows:

	Nine Months Ended September 30,
(US$ MILLIONS)	2019	2018
Cash flows provided by (used in) operating activities	$2,117	$356
Cash flows provided by (used in) investing activities	(16,611)	(3,961)
Cash flows provided by (used in) financing activities	15,704	4,320
Effect of foreign exchange rates on cash	(40)	(51)
Net change in cash classified within assets held for sale	(101)	—
Total	$1,069	$664
Cash Flow Provided by (Used in) Operating Activities
Total cash flow provided by operating activities for the nine months ended September 30, 2019 was $2,117 million compared to $356 million provided by operating activities for the nine months ended September 30, 2018. The cash provided by operating activities during the nine months ended September 30, 2019 was primarily attributable to the cash generated at Clarios, Westinghouse, Teekay Offshore and GrafTech.
Cash Flow Provided by (Used in) Investing Activities
Total cash flow used in investing activities was $16,611 million for the nine months ended September 30, 2019, compared to $3,961 million used in the nine months ended September 30, 2018. Our investing activities were primarily related to the acquisitions of Clarios and Healthscope, as well as the acquisition of property, plant, and equipment and intangible assets within our industrials and infrastructure services segments. This was partially offset by cash proceeds received on the disposition of BGIS and BGRS.
Cash Flow Provided by (Used by) Financing Activities
Total cash flow provided by financing activities was $15,704 million for the nine months ended September 30, 2019, compared to $4,320 million cash flow provided by financing activities for the nine months ended September 30, 2018. During the nine months ended September 30, 2019, proceeds from borrowings, net of repayments were $11,437 million, which primarily consisted of revolving lines of credit, term loans and debt securities secured for the acquisitions of Clarios and Healthscope. In Q2 2019, proceeds of $1,721 million were received from other financing related to the sale and leaseback of hospital properties. This was partially offset by repayments at GrafTech, Teekay Offshore, and Clarios. Capital provided by others who have interests in operating subsidiaries, net of distributions was $1,603 million, which was primarily attributable to the acquisitions of Clarios and Healthscope, partially offset by the distributions of proceeds from the sales of BGIS and Quadrant Energy. Additionally, in June 2019, we issued limited partnership units and redemption-exchange units of Holding LP in exchange for gross proceeds of $795 million, before $14 million in equity issuance costs. On July 23, 2019, the Underwriters partially exercised their over-allotment option and purchased additional units for additional gross proceeds of approximately $42 million, before equity issuance costs of $1 million.
Off Balance Sheet Arrangements
In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at September 30, 2019, the total outstanding amount was approximately $1.9 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
Our construction services business and other operations are called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought into account.

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In the normal course of operations, we execute agreements that provide indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and a certain number of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain projects in the Middle East region that were in place or contemplated prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify us or pre-fund, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and other claims that arise in the normal course of operations. On July 3, 2017, a customer called on the performance and advance payment bank guarantee associated with a project in the Middle East for an amount of approximately $32 million. Management successfully contested the claim, which was upheld in local courts. On February 22, 2018, the customer’s appeal of the court’s ruling resulted in the bank guarantee being paid due to the structural form of the guarantee. Management continues to counterclaim through local courts for monies owed to us and not paid under this project, and any loss amount associated with this project cannot be measured and is not probable at this time.
Financial Instruments — Foreign Currency Hedging Strategy
To the extent that it is economical to do so, the partnership’s strategy is to hedge a portion of its equity investments and/or cash flows exposed to foreign currencies. The partnership’s foreign currency hedging strategy includes leveraging any natural hedges that may exist within the operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to the extent that natural hedges are insufficient.
The following table presents our hedged position in foreign currencies as at September 30, 2019:

	Net Investment Hedges
(US$ MILLIONS)	USD	CAD	AUD	BRL	GBP	EUR	Other
Net Equity	$2,259	$455	$246	$428	$171	$61	$234
FX Contracts — US$	839	(450)	(163)	(48)	(33)	(109)	(36)
As at September 30, 2019, we had hedges in place equal to approximately 53% of our net equity investment in foreign currencies. For the three months ended September 30, 2019, we recorded pre-tax net gain of $152 million in other comprehensive income, related to these contracts.
Contractual Obligations
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our contractual obligations as at September 30, 2019:

	Payments as at September 30, 2019
(US$ MILLIONS)	Total	Less than One Year	One-Two Years	Three-Five Years	Thereafter
Borrowings	$22,480	$1,642	$1,143	$4,398	$15,297
Lease liabilities	1,253	220	142	344	547
Interest expense	5,642	986	932	2,510	1,214
Decommissioning liabilities	1,191	5	3	45	1,138
Pension obligations	1,109	103	107	347	552
Obligations under agreements	1,012	692	152	63	105
Total	$32,687	$3,648	$2,479	$7,707	$18,853

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Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 in the interim financial statements.
Subsequent Events
Subsequent to September 30, 2019, the partnership was party to the events as described in Note 24 in the interim financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Indicators of Impairment
Goodwill is evaluated for impairment on an annual basis and when an event or change in circumstances indicates that the carrying amount may be impaired.  Goodwill impairment is determined by assessing if the carrying value of the cash generating unit, including the allocated goodwill, exceeds its recoverable amount, which is determined as the greater of the estimated fair value less costs of disposal or the value in use.  Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit.
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership's assets, including the determination of the partnership's ability to hold financial assets; the estimation of a cash generating unit's future revenues and direct costs; and the determination of discount rates, and when an asset's carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.
Recently adopted accounting standards
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2019.

(i)	Leases
The partnership has applied IFRS 16, Leases (“IFRS 16”) as of its effective date of January 1, 2019. The new standard brings most leases on the statement of financial position, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019. The transition impact is outlined in Note 2(c).
The partnership assesses whether a contract is, or contains, a lease at inception of the contract and recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the partnership recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

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The lease liability is initially measured at the present value of the future lease payments, discounted using the interest rate implicit in the lease, if that rate can be determined, or otherwise the incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise i) fixed lease payments, including in-substance fixed payments, less any lease incentives; ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; iii) the amount expected to be payable by the lessee under residual value guarantees; iv) the exercise price of purchase options, if it is reasonably certain that the option will be exercised; and v) payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The partnership remeasures lease liabilities and makes a corresponding adjustment to the related right-of-use asset when i) the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; ii) the lease payments have changed due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or iii) a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. The right-of-use asset is subsequently measured at cost less accumulated depreciation and impairment losses. It is depreciated over the shorter period of the lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the partnership expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts on the commencement date of the lease. The partnership applies IAS 36, Impairment of Assets, to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the property plant and equipment policy.
Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line “direct operating costs” in the consolidated statements of operating results.
The partnership has applied critical judgments in the application of IFRS 16, including: i) identifying whether a contract (or part of a contract) includes a lease; and ii) determining whether it is reasonably certain that lease extension or termination options will be exercised in determining lease terms. The partnership also uses critical estimates in the application of IFRS 16, including the estimation of lease term and determination of the appropriate rate to discount the lease payments.
The partnership has elected to apply the following practical expedients in its application of the standard:

•
To recognize the payments associated with short-term and low value leases on a straight-line basis as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed; and

•	To not allocate contract consideration between lease and non-lease components, but rather account for each lease and non-lease component as a single lease component, on a lease-by-lease basis.

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(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”), effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. On January 1, 2019, the partnership adopted IFRIC 23 on a modified retrospective basis. The adoption did not have a significant impact on the partnership’s financial results.

(iii)	Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3, Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020, with the option to early adopt beginning January 1, 2019. The amendment clarifies the definition of a business and assists entities in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that to be considered a business, an acquired set of activities and assets must include an input and a substantive process that together significantly contribute to the ability to create outputs. The partnership adopted the IFRS 3 amendment on January 1, 2019 on a prospective basis and the adoption did not have an impact on the partnership’s consolidated financial statements.
Controls and Procedures
No changes were made in our internal control over financial reporting during the quarter ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were internal controls over financial reporting at Clarios and Healthscope for which control was acquired on April 30, 2019 and June 6, 2019, respectively. The financial statements of these entities constitute 43% of total assets, 33% of net assets, and 23% of revenue of the consolidated financial statements of our partnership as of and for the quarter ended September 30, 2019.

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Quick Links

Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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